AR/S

# TF FINANCIAL CORPORATION

P.E. 12-31-02



# 2002 Annual Report



PROCESSED
MAR 25 2003
THOMSON
FINANCIAL

TF FINANCIAL CORPORATION
Board of Directors



*Front row, left to right:* John R. Stranford and Robert N. Dusek (Chairman)
*Back row:* Carl F. Gregory, Thomas J. Gola and George A. Olsen

CONTENTS


1 To Our Stockholders

2 Corporate Profile and Related Information

3 Selected Financial Information and Other Data

5 Management's Discussion and Analysis of Financial Condition and Results of Operations

13 Report of Independent Certified Public Accountants

14 Consolidated Statements of Financial Position

15 Consolidated Statements of Earnings

16 Consolidated Statement of Changes in Stockholders' Equity

17 Consolidated Statements of Cash Flows

19 Notes to Consolidated Financial Statements

46 Board of Directors and Management Team

47 Office Locations




Throughout 2002 interest rates continued to decline as the Federal Reserve attempted to stimulate our weakened economic environment. Technology stocks led the decline in all major stock markets. The negative impact on household investment and retirement plans was dramatic. This led many families to seek the safety of insured deposits where the yields were low but their principal was protected from loss. Through the introduction of "seven-day-a-week" banking hours in each of our market areas and by maintaining our focus on superior customer service initiatives, we experienced a 5% gain in deposits to $442.6 million.

The one bright spot for families around the country was the opportunity to refinance their mortgages at a much lower interest rate. The rate of refinancing during 2002 was unprecedented. Because our portfolio contains a large amount of mortgage-related investment securities and loans, we received a record amount of prepayments throughout 2002. We ramped up our lending operations to reinvest these funds in short-to-intermediate-term mortgages and consumer loans. Despite our best efforts, loan repayments exceeded our lending and loan purchase transactions. This left us with over $100 million in liquidity at a very low yield at December 31, 2002.

We plan to continue our aggressive lending and loan purchase programs aimed primarily at the short and intermediate term to limit our interest rate risk profile. As prepayments slow, our liquidity will be reinvested at higher rates.

In the first quarter of 2003, we opened our fourteenth branch in the Northern Liberties section of Philadelphia. This section of Northeast Philadelphia has experienced a substantial amount of redevelopment in recent years. Property values are rising and the improvements are expected to continue for the foreseeable future. We expect this office to be a strong loan and deposit generator.

We will continue to serve our customers with the personal attention of a community bank while offering the products and services of a regional bank. We are committed to increasing profitability and shareholder value in the future.

The Board of Directors and I would like to express our appreciation to our employees, shareholders and customers for your continued support and confidence.



John R. Stranford
President and Chief Executive Officer

## Corporate Profile and Related Information

TF Financial Corporation (the "Corporation") is the parent company of Third Federal Savings Bank ("Third Federal" or the "Savings Bank") and its subsidiary Third Delaware Corporation, TF Investments Corporation, Teragon Financial Corporation and Penns Trail Development Corporation. At December 31, 2002, total assets were approximately $721.0 million. The Corporation was formed as a Delaware corporation in March 1994 at the direction of the Savings Bank to acquire all of the capital stock that Third Federal issued upon its conversion from the mutual to stock form of ownership (the "Conversion") and concurrent $52.9 million initial public offering effective July 13, 1994. At December 31, 2002, total stockholders' equity was approximately $62.8 million. The Corporation is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage, provided that Third Federal retains a specified amount of its assets in housing-related investments.

Third Federal is a federally chartered stock savings bank headquartered in Newtown, Pennsylvania, which was originally chartered in 1921 under the name "Polish American Savings Building and Loan Association." Deposits of Third Federal have been federally insured since 1935 and are currently insured up to the maximum amount allowable by the Federal Deposit Insurance Corporation (the "FDIC"). Third Federal is a community oriented savings institution offering a variety of financial services to meet the needs of the communities that it serves. Third Federal expanded its operations in Philadelphia and Bucks Counties, Pennsylvania in June 1992 through its acquisition of Doylestown Federal Savings and Loan Association ("Doylestown"). In September 1996, Third Federal expanded its operations into Mercer County, New Jersey, through its acquisition of three branch offices and approximately $143 million of deposits from Cenlar Federal Savings Bank. Third Federal added a fourth branch office in Mercer County in December, 1999 with the Corporation's acquisition of Village Financial Corporation ("Village"). During the first quarter of 2000 the Corporation closed the branch facility in its administrative office location in Newtown and simultaneously opened a larger, freestanding branch at a nearby site. During the first quarter of 2001 the Corporation closed its branch facility in Princeton, New Jersey and transferred the deposits to its branch office in Lawrenceville, New Jersey. During December 2001 the Corporation closed the sale of $10.2 million in deposits at what had been a leased branch facility in Warminster, Pennsylvania. As of December 31, 2002 Third Federal operated thirteen branch offices in Bucks and Philadelphia counties, Pennsylvania and Mercer County, New Jersey. During the first quarter of 2003 the Savings Bank opened its fourteenth branch office in the Northern Liberties neighborhood in Philadelphia.

Third Federal attracts deposits (approximately $442.6 million at December 31, 2002) from the general public and uses such deposits, together with borrowings mainly from the Federal Home Loan Bank of Pittsburgh (approximately $207.4 million at December 31, 2002) and other funds, primarily to originate or purchase loans secured by first mortgages on owner-occupied, one-to-four family residences, or purchase securities secured by such loans. Third Federal also originates and purchases commercial real estate and multi-family loans, construction loans and consumer loans, and purchases other investment securities.

## Stock Market Information

Since its issuance in July 1994, the Corporation's common stock has been traded on the Nasdaq National Market. The daily stock quotation for the Corporation is listed in the Nasdaq National Market published in The Wall Street Journal, The Philadelphia Inquirer, and other leading newspapers under the trading symbol of "THRD."

The number of shareholders of record of common stock as of March 17, 2003, was approximately 550. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms.

## Dividend Policy

The Corporation's ability to pay dividends to stockholders is dependent in part upon the dividends it receives from Third Federal. Among other limitations, Third Federal may not declare or pay a cash dividend on any of its stock if the effect thereof would cause Third Federal's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with Third Federal's conversion from mutual to stock form, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision ("OTS"). It is the Corporation's policy to pay dividends when it is deemed prudent to do so. The Board of Directors will consider the payment of a dividend on a quarterly basis, after giving consideration to the level of profits for the previous quarter and other relevant information.

## Stock Price and Dividend History

| Quarter ended | Quoted market price | | Dividend paid |
|---|---|---|---|
| | High | Low | per share |
| December 31, 2002 | $25.510 | $20.330 | $0.15 |
| September 30, 2002 | $23.710 | $19.700 | $0.15 |
| June 30, 2002 | $24.800 | $22.070 | $0.15 |
| March 31, 2002 | $23.500 | $21.050 | $0.15 |
| December 31, 2001 | $21.750 | $18.880 | $0.15 |
| September 30, 2001 | $23.700 | $17.800 | $0.15 |
| June 30, 2001 | $19.790 | $16.950 | $0.14 |
| March 31, 2001 | $18.063 | $15.625 | $0.14 |

## Selected Financial Information and Other Data

| (Dollars in thousands, except per share data) | At December 31, | | | | |
|---|---|---|---|---|---|
| Financial Condition | 2002 | 2001 | 2000 | 1999 | 1998 |
| Total assets | $721,032 | $711,204 | $723,297 | $721,874 | $665,608 |
| Loans receivable, net | 370,092 | 377,635 | 361,806 | 287,979 | 240,841 |
| Mortgage-backed securities available for sale, at fair value | 115,243 | 99,763 | 97,914 | 132,515 | 75,285 |
| Mortgage-backed securities held to maturity, at amortized cost | 54,592 | 93,367 | 135,142 | 159,888 | 180,964 |
| Securities purchased under agreements to resell | – | – | – | – | – |
| Investment securities available for sale, at fair value | 27,243 | 22,671 | 18,865 | 21,930 | 9,042 |
| Investment securities held to maturity, at amortized cost | 14,563 | 9,866 | 63,461 | 66,760 | 80,895 |
| Cash and cash equivalents [1] | 100,580 | 69,139 | 10,618 | 16,715 | 42,703 |
| Deposits | 442,558 | 422,052 | 400,851 | 401,698 | 438,913 |
| Advances from the Federal Home Loan Bank and other borrowings | 207,359 | 222,359 | 259,821 | 264,299 | 163,359 |
| Retained earnings | 59,978 | 56,370 | 52,061 | 48,905 | 45,842 |
| Total stockholders' equity | 62,840 | 57,975 | 53,109 | 48,447 | 52,660 |
| Book value per common share | $ 25.31 | $ 23.51 | $ 21.32 | $ 18.81 | $ 18.43 |
| Tangible book value per common share | $ 23.34 | $ 21.44 | $ 18.99 | $ 16.26 | $ 15.84 |

| | At or for the year ended December 31, | | | | |
|---|---|---|---|---|---|
| Summary of Operations | 2002 | 2001 | 2000 | 1999 | 1998[2] |
| Interest income | $ 40,455 | $ 46,747 | $ 48,708 | $ 47,022 | $ 43,579 |
| Interest expense | 22,660 | 26,908 | 28,921 | 27,974 | 26,195 |
| Net interest income | 17,795 | 19,839 | 19,787 | 19,048 | 17,384 |
| Provision for loan losses | 988 | 500 | 410 | 300 | 60 |
| Non-interest income | 3,304 | 3,172 | 1,432 | 1,589 | 1,535 |
| Non-interest expense | 13,414 | 14,708 | 14,404 | 13,529 | 12,722 |
| Net income before cumulative effect of change in accounting method | 5,092 | 5,733 | 4,482 | 4,422 | 3,830 |
| Net income | 5,092 | 5,733 | 4,482 | 4,422 | 4,038 |
| Earnings per common share – basic | | | | | |
| Continuing operations | $ 2.06 | $ 2.32 | $ 1.76 | $ 1.60 | $ 1.32 |
| Cumulative effect of accounting change | – | – | – | – | $ 0.07 |
| Earnings per common share – basic | $ 2.06 | $ 2.32 | $ 1.76 | $ 1.60 | $ 1.39 |
| Earnings per common share – diluted | | | | | |
| Continuing operations | $ 1.91 | $ 2.19 | $ 1.72 | $ 1.54 | $ 1.23 |
| Cumulative effect of accounting change | – | – | – | – | $ 0.07 |
| Earnings per common share – diluted | $ 1.91 | $ 2.19 | $ 1.72 | $ 1.54 | $ 1.30 |

*Continued*

## Selected Financial Information and Other Data – Continued

| Performance Rations and Other Selected Data | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Return on average assets | 0.71% | 0.82% | 0.63% | 0.62% | 0.58% |
| Return on average equity | 8.47% | 10.42% | 9.18% | 8.60% | 7.39% |
| Average equity to average assets | 8.34% | 7.83% | 6.86% | 7.17% | 7.74% |
| Average interest rate spread | 2.42% | 2.74% | 2.70% | 2.54% | 2.44% |
| Non-performing loans to total assets | 0.53% | 0.53% | 0.20% | 0.18% | 0.24% |
| Non-performing loans to total loans | 1.03% | 0.99% | 0.41% | 0.45% | 0.65% |
| Allowance for loan losses to non-performing loans | 53.86% | 52.22% | 115.97% | 145.56% | 119.16% |
| Allowance for loan losses to total loans | 0.55% | 0.52% | 0.47% | 0.66% | 0.78% |
| Savings Bank regulatory capital | | | | | |
| Core | 6.85% | 6.95% | 6.18% | 5.76% | 6.79% |
| Tangible | 6.85% | 6.95% | 6.18% | 5.76% | 6.79% |
| Risk based | 15.25% | 14.95% | 11.97% | 12.83% | 17.73% |
| Dividend payout ratio [3] | 31.41% | 26.48% | 30.23% | 31.82% | 36.92% |

(1) Consists of cash, cash due from banks, interest-bearing deposits with maturities of less than three months, and federal funds sold.

(2) Income and income related ratios for the year-ended December 31, 1998 include the cumulative effect of a change in accounting for certain investments of $208,000 (SFAS #133).

(3) Payout ratio is dividends paid for the period divided by earnings per common share – diluted after cumulative effect of accounting change.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

## General

The following discussion and analysis should be read in conjunction with the Corporation's consolidated financial statements and is intended to assist in understanding and evaluating the major changes in the financial condition and results of operations of the Corporation with a primary focus on an analysis of operating results.

This document contains statements that project the future operations of the Corporation which involve risks and uncertainties. The Corporation's actual results may differ significantly from the results discussed in these forward-looking statements. Statements concerning future performance, developments, events, expectations for growth and market forecasts, and any other guidance on future periods, constitute forward-looking statements which are subject to a number of risks and uncertainties, including interest rate fluctuations and government and regulatory actions which might cause actual results to differ materially from stated expectations or estimates. The Corporation does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Corporation.

The Corporation's income on a consolidated basis is derived substantially from its investment in its subsidiary, Third Federal. The earnings of Third Federal depend primarily on its net interest income. Net interest income is affected by the interest income that Third Federal receives from its loans and investments and by the interest expense that Third Federal incurs on its deposits, borrowings and other sources of funds. In addition, the mix of Third Federal's interest bearing assets and liabilities can have a significant effect on Third Federal's net interest income; loans generally have higher yields than securities; retail deposits generally have lower interest rates than other borrowings.

Third Federal also receives income from service charges and other fees and occasionally from sales of investment securities and real estate owned. Third Federal incurs expenses in addition to interest expense in the form of salaries and benefits, deposit insurance premiums, property operations and maintenance, advertising and other related business expenses.

## Changes to Financial Condition

**Assets.** The Corporation's total assets at December 31, 2002 were $721.0 million, an increase of $9.8 million during the year. The increase was mainly the combined result of the net change in various asset categories as described more fully below.

Loans receivable, net, decreased by $7.5 million or 2.0%. During the year, market interest rates were relatively low compared to the interest rates many borrowers were paying the Savings Bank on loans held in the Savings Bank's loan portfolio causing a large number of borrowers with the higher interest rates on their loans to refinance them. Many of these loans were refinanced elsewhere. While the Savings Bank originated $80.9 million in loans, repayments of existing loans totaled $147.3 million. Consequently, the Savings Bank subsidized its own loan originations with approximately $74.6 million of loan purchases. Purchased loans generally have lower yields than otherwise equivalent originated loans.

Investment securities available for sale increased by $4.6 million, net, and mortgage-backed securities available for sale increased by $15.5 million, net during 2002. The Corporation purchased $103.2 million of these securities during the year, $38.4 million were sold generating gains of $1.2 million, and $44.7 million matured or were otherwise repaid. The securities sales were undertaken in order to realize the gains that had accumulated due to decreasing market interest rates. The securities purchased were generally short-term in nature with less than a four year average life in order to lessen the Corporation's interest rate risk as compared to the purchase of longer average life securities even though the longer securities generally have higher yields.

Mortgage-backed securities held to maturity decreased by $38.8 million or 41.5% during 2002. This decrease occurred due to the increased prepayment of the underlying mortgages comprising the securities, which was the result of near record low mortgage rates throughout the year, resulting in an increased number of mortgagors refinancing their mortgages into lower interest rates.

As a result of the net decrease in the Corporation's mortgage-related assets, growth in deposits, and the inability to repay long-term borrowings from the Federal Home Loan Bank without incurring substantial prepayment penalties, the Corporation's cash and cash equivalents grew by $31.4 million and totaled $100.6 million or 14% of total assets at December 31, 2002.

**Liabilities.** The Corporation's total liabilities were $658.2 million at December 31, 2002, an increase of $5.0 million during 2002.

Deposits increased by $20.5 million; certificates of deposit increased by $2.0 million, while the remaining or "core" deposit categories increased by $18.5 million. Management believes that deposit growth occurred mainly as a result of successful sales initiatives and focused advertising campaigns implemented by the Corporation, but also due to external factors that were causing deposit growth to occur throughout the community banking industry.

Advances from the Federal Home Loan Bank decreased by $15.0 million. Throughout the year the Corporation used excess cash from loan and security repayments, and deposit increases to repay maturing borrowings.

**Stockholders' equity.** Total consolidated stockholders' equity increased $4.9 million to $62.8 million at December 31, 2002. The increase is largely the result of $5.1 million in net income, plus a $1.1 million increase in accumulated other comprehensive income, less $1.5 million in cash dividends paid to the Corporation's common stockholders. In addition, during the year the Corporation repurchased approximately 16,900 shares of its common stock at an average price of $22.26 per share.

## Average Balance Sheet

The following table sets forth information (dollars in thousands) relating to the Corporation's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. The yields and costs are computed by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively for the periods indicated.

| | 2002 | | | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average Balance | Interest | Average Yld/Cost | Average Balance | Interest | Average Yld/Cost | Average Balance | Interest | Average Yld/Cost |
| **ASSETS** | | | | | | | | | |
| **Interest-earning assets:** | | | | | | | | | |
| Loans receivable[4] | $362,104 | $25,662 | 7.09% | $359,928 | $28,443 | 7.90% | $299,770 | $23,756 | 7.92% |
| Mortgage-backed securities | 200,316 | 11,423 | 5.70% | 212,951 | 13,749 | 6.46% | 278,434 | 18,449 | 6.63% |
| Investment securities | 50,072 | 2,271 | 4.54% | 51,384 | 3,015 | 5.87% | 100,274 | 6,180 | 6.16% |
| Other interest-earning assets[1] | 74,058 | 1,099 | 1.48% | 49,206 | 1,540 | 3.13% | 5,236 | 323 | 6.17% |
| Total interest-earning assets | 686,550 | 40,455 | 5.89% | 673,469 | 46,747 | 6.94% | 683,714 | 48,708 | 7.12% |
| Non interest-earning assets | 34,494 | | | 29,202 | | | 28,529 | | |
| Total assets | $721,044 | | | $702,671 | | | $712,243 | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY:** | | | | | | | | | |
| **Interest-bearing liabilities** | | | | | | | | | |
| Deposits | 433,522 | 10,506 | 2.42% | 409,688 | 14,043 | 3.43% | 410,330 | 15,082 | 3.68% |
| Advances from the FHLB and borrowings | 219,797 | 12,154 | 5.53% | 230,078 | 12,865 | 5.59% | 243,656 | 13,839 | 5.68% |
| Total interest-bearing liabilities | 653,319 | 22,660 | 3.47% | 639,766 | 26,908 | 4.20% | 653,986 | 28,921 | 4.42% |
| Non interest-bearing liabilities | 7,603 | | | 7,865 | | | 9,432 | | |
| Total liabilities | 660,922 | | | 647,631 | | | 663,418 | | |
| Stockholders' equity | 60,122 | | | 55,040 | | | 48,825 | | |
| Total liabilities and stockholders' equity | $721,044 | | | $702,671 | | | $712,243 | | |
| Net interest income | | $17,795 | | | $19,839 | | | $19,787 | |
| Interest rate spread[2] | | | 2.42% | | | 2.74% | | | 2.70% |
| Net yield on interest-earning assets[3] | | | 2.59% | | | 2.95% | | | 2.89% |
| Ratio of average interest-earning assets to average interest bearing liabilities | | | 105% | | | 105% | | | 105% |

(1) Includes interest-bearing deposits in other banks.

(2) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(3) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

(4) Nonaccrual loans have been included in the appropriate average loan balance category, but interest on nonaccrual loans has not been included for purposes of determining interest income.

### Rate/Volume Analysis

The following table presents, for the periods indicated, the change in interest income and interest expense (in thousands) attributed to (i) changes in volume (changes in the weighted average balance of the total interest earning asset and interest bearing liability portfolios multiplied by the prior year rate), and (ii) changes in rate (changes in rate multiplied by prior year volume). Changes attributable to the combined impact of volume and rate have been allocated proportionately based on the absolute value of changes due to volume and changes due to rate.

| | 2002 vs 2001 | | | 2001 vs 2000 | | |
|---|---|---|---|---|---|---|
| | Increase (decrease) due to | | | Increase (decrease) due to | | |
| | Volume | Rate | Net | Volume | Rate | Net |
| Interest income: | | | | | | |
| Loans receivable, net | $171 | $(2,952) | $(2,781) | $4,740 | $ (53) | $4,687 |
| Mortgage-backed securities | (784) | (1,542) | (2,326) | (4,229) | (471) | (4,700) |
| Investment securities | (75) | (669) | (744) | (2,884) | (281) | (3,165) |
| Other interest-earning assets | 577 | (1,018) | (441) | 1,450 | (233) | 1,217 |
| Total interest-earning assets | (111) | (6,181) | (6,292) | (923) | (1,038) | (1,961) |
| Interest expense: | | | | | | |
| Deposits | 777 | (4,314) | (3,537) | (23) | (1,016) | (1,039) |
| Advances from the FHLB and borrowings | (570) | (141) | (711) | (761) | (213) | (974) |
| Total interest-bearing liabilities | 207 | (4,455) | (4,248) | (784) | (1,229) | (2,013) |
| Net change in net interest income | $(318) | $(1,726) | $(2,044) | $ (139) | $ 191 | $ 52 |

## Comparison of Years Ended December 31, 2002 and December 31, 2001

**Net Income.** Net income was $5.092 million for the fiscal year ended December 31, 2002, a decrease of $641,000 or 11.2% compared with the year ended December 31, 2001. The Corporation's pre-tax income decreased by $1.1 million during 2002 compared with 2001: net interest income decreased by $2.0 million; provisions for possible loan losses increased by $488,000; non-interest income increased by $132,000 and non-interest expenses decreased by $1.3 million.

The Corporation's diluted earnings per share were $1.91 during 2002, a 12.8% decrease from $2.19 diluted earnings per share reported during 2001. The percentage decrease in diluted earnings per share is slightly larger than the percentage decrease in net income because a rising common stock price combined with outstanding stock options created an additional 26,700 dilutive shares.

**Total Interest Income.** For the year ended December 31, 2002, total interest income decreased to $40.4 million compared to $46.7 million for the year ended December 31, 2001. The $6.3 million decrease in interest income was mainly the result of the repayment of $147.3 million in higher yielding loans receivable, net of the origination and purchase of $140.9 million in loans at substantially lower yields. In addition, the Corporation's adjustable rate loans continued to adjust downward, also due to the continued decrease in market interest rates. As a result, the overall yield on the Corporation's loan portfolio decreased by 81 basis points during 2002. A similar result of low market interest rates combined with high loan prepayments caused the average yield on the Corporation's mortgage-backed securities portfolios to decrease by 76 basis points. At December 31, 2002 prepayments of mortgage-related earning assets were still high. Thus, the Corporation's interest income could be adversely affected during 2003 barring an increase in longer term market interest rates and resulting relief from high loan prepayments.

These mortgage-related loan repayments caused an average of $74.1 million to be maintained in cash and cash equivalents during 2002, earning an average interest rate of 1.48%, which is substantially less than these funds were earning while invested in loans and mortgage-backed securities. At year-end 2002, cash and cash equivalents totaled $100.6 million and was earning the federal funds rate minus 25 basis points or approximately 1.00%. Thus, the Corporation's earnings during 2003 will be significantly affected by the general level of market interest rates and the timing of its reinvestment of cash and cash equivalents into other interest-bearing assets, or the use of the cash and cash equivalents to reduce interest-bearing liabilities.

**Total Interest Expense.** Total interest expense decreased to $22.7 million from $26.9 million for the year ended December 31, 2002 compared to 2001. This decrease is the result of lower market interest rates during the period and, consequently, lower rates paid on the Corporation's new certificates of deposit; in addition, the Corporation lowered the interest rates paid on several of its other deposit products in order to keep them in line with short-term market interest rates.

**Allowance for Loan Losses.** The allowance for loan losses was approximately $2.047 million at December 31, 2002 and $1.972 million at December 31, 2001. The provision for loan losses was $988,000 during 2002 compared with $500,000 during 2001. Charge-offs were $913,000 during 2002 compared to $242,000 during 2001. Charge-offs during 2002 included approximately $625,000 during the second quarter attributable to a default by the servicer of the Corporation's purchased lease portfolio.

The Corporation now services these leases itself. While management maintains Third Federal's allowance for losses at a level which it considers to be adequate to provide for probable losses, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amounts.

**Non-Interest Income.** Total non-interest income was $3.3 million during 2002 compared with $3.2 million during 2001. During 2002 the Corporation sold approximately $37.2 million mortgage-backed and investment securities available for sale and realized gains of $1.2 million. During 2001 the Corporation recorded a one-time gain of $1.1 million related to the sale of $10.8 million in deposits and the related closure of its Warminster, Pennsylvania branch office. In addition, during 2001 the Corporation recorded a $444,000 non-recurring gain on the sale of $1.3 million of land that had been held as a potential site for an administrative facility. Finally, Third Federal purchased $9 million in bank-owned life insurance in September 2001. This asset produced an increase in its cash surrender value, which is included in other operating income, of $520,000 during 2002 compared with $174,000 during 2001.

**Non-Interest Expense.** Total non-interest expense decreased by $1.3 million during 2002 compared to 2001. This decrease occurred from a $426,000 decrease in employee compensation and benefits, and occupancy and equipment expenses that, in turn, is largely related to the sale of a branch office at the end of 2001. In addition, during 2002 the Corporation decreased by $236,000 other operating expenses, $110,000 of which related to bank service charges because the Corporation ceased drawing checks on and using a third-party bank for its corporate and customer item processing activities, and rather used its own personnel and technology. Finally, the Corporation's amortization of goodwill and other intangible assets decreased by $488,000 upon the required adoption of Statement of Financial Accounting Standards No. 147 as of January 1, 2002.

**Income Tax Expense.** The Corporation's effective tax rate was 24.0% during 2002 compared to 26.5% during 2001. The decrease occurred as a result of certain tax reduction efforts initiated during 2001 and 2000, including the effect of a full year of income during 2002 related to bank-owned life insurance.

## Comparison of Years Ended December 31, 2001 and December 31, 2000

**Net Income.** Net income was $5.733 million for the fiscal year ended December 31, 2001, an increase of $1.251 million or 27.9% compared with the year ended December 31, 2000.

In addition, the Corporation's basic earnings per share increased by 31.8% to $2.32 per share during 2001, exceeding the percentage growth in net income by 14%, due to the 25,468 net decrease in shares outstanding during the year. This decrease occurred as the combined result of the Corporation's share repurchases during 2001, which resulted in the repurchase of 60,900 shares of common stock, less 23,276 shares issued as a result of stock option exercises and less 12,156 shares allocated to employee stock ownership plan participants at year end.

**Total Interest Income.** For the year ended December 31, 2001, total interest income decreased to $46.7 million compared to $48.7 million from the year ended December 31, 2000. The $2.0 million decrease in interest income was mainly the result of a $65.5 million decrease in the average balance of mortgage-backed securities and a $48.9 million decrease in the average balance of investment securities. These decreases were mainly the direct result of lower market interest rates during 2001 compared to 2000, causing an acceleration of prepayments of the Corporation's mortgage-backed securities and the early redemption or "call" of the callable bonds in the Corporation's investment securities portfolios. The Corporation was able to reinvest a portion of these proceeds into loans receivable that on average increased by $60.1 million during 2001. However, an average of $49.2 million was maintained in cash and cash equivalents, earning an average interest rate of 3.13%, which is substantially less than these funds were earning while invested in mortgage-backed securities or investment securities.

At year end 2001, cash and cash equivalents totaled $69.1 million and was earning the federal funds rate minus 25 basis points or approximately 1.50%. Thus, the Corporation's earnings during 2002 will be significantly affected by the general level of market interest rates and the timing of its reinvestment of cash and cash equivalents into other interest-bearing assets, or the use of the cash and cash equivalents to reduce interest-bearing liabilities.

**Total Interest Expense.** Total interest expense decreased to $26.9 million from $28.9 million for the year ended December 31, 2001 compared to 2000. This decrease is mainly the result of lower market interest rates during the period and, consequently, lower rates paid on the Corporation's new certificates of deposit. In addition, the Corporation lowered the interest rates paid on several of its other deposit products in order to keep them in line with short-term market interest rates, mainly the federal funds rate. During 2001 the Federal Reserve Board lowered the federal funds rate eleven times by a total of 475 basis points. The Corporation reacted to this situation by lowering certain administered deposit account rates by 25 to 75 basis points during the fourth quarter of 2001.

**Allowance for Loan Losses.** The allowance for loan losses was approximately $2.0 million at December 31, 2001 and $1.7 million at December 31, 2000. The provision for loan losses was $500,000 during 2001 compared with $410,000 during 2000. Charge-offs were $242,000 during 2001 compared to $613,000 during 2000. In addition, the allowance for loan losses was 0.52% of gross loans receivable at December 2001 compared with 0.47% at December 31, 2000 while gross loans receivable grew by approximately $16.1 million. Thus, the growth in the allowance for loan losses is consistent with the growth in the loan portfolio and the level of actual charge-offs. While management maintains Third Federal's allowance for losses at a level which it considers to be adequate to provide for probable losses, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amounts.

**Non-Interest Income.** Total non-interest income was $3.2 million during 2001 compared with $1.4 million during 2000. Several items had an impact on the $1.8 million increase in non-interest income. The Corporation recorded a one-time gain of $1.1 million related to the sale of $10.8 million in deposits and the related closure of its Warminster, Pennsylvania branch office. In addition, the Corporation recorded a $444,000 non-recurring gain on the sale of $1.3 million of land that had been held as a potential site for an administrative facility. Finally, Third Federal purchased $9 million in bank-owned life insurance on approximately September 1, 2001. This asset produced an increase in its cash surrender value of $174,000 during 2001, which income is included in other operating income.

**Non-Interest Expense.** Total non-interest expense increased by $304,000 during 2001 compared to 2000. This increase occurred mainly from a $489,000 or 6.6% increase in employee compensation and benefits. In addition, during 2001 the Corporation decreased its advertising expenditures by $204,000 and decreased by $122,000 other operating expenses, mainly those related to bank service charges because the Corporation ceased using a third-party bank for its item processing activities and rather used its own personnel and technology.

**Income Tax Expense.** The Corporation's effective tax rate was 26.5% during 2001 compared to 30.0% during 2000. The decrease occurred as a result of certain tax reduction efforts initiated during 2001 and 2000.

## Liquidity and Capital Resources

**Liquidity.** The Savings Bank's liquidity is a measure of its ability to fund loans, pay withdrawals of deposits, and other cash outflows in an efficient, cost-effective manner. The Savings Bank's primary sources of funds are deposits, borrowings, and scheduled amortization and prepayment of loan and mortgage-backed security principal. Loan prepayments, maturing investments and mortgage-backed security prepayments are greatly influenced by general interest rates, economic conditions and competition. During the past several years, the Savings Bank has used such funds primarily to fund maturing time deposits, pay savings withdrawals, fund lending commitments, purchase new investments, repurchase its common stock, and increase the Savings Bank's, along with the Corporation's, liquidity.

The Savings Bank is currently able to fund its operations internally but has, when deemed prudent, borrowed funds from the Federal Home Loan Bank. As of December 31, 2002, such borrowed funds totaled $207.4 million. The amount of these borrowings that will mature during the twelve months ending December 31, 2003 is $27 million. At December 31, 2002 the Savings Bank had a $20 million unused line of credit and up to approximately $191 million of additional collateral-based borrowing capacity at the Federal Home Loan Bank.

The amount of certificate accounts that are scheduled to mature during the twelve months ending December 31, 2003, is approximately $96.7 million. To the extent that these deposits do not remain at the Savings Bank upon maturity, the Savings Bank believes that it can replace these funds with deposits, excess liquidity, Federal Home Loan Bank advances or other borrowings. It has been the Savings Bank's experience that substantial portions of such maturing deposits remain at the Savings Bank.

At December 31, 2002, the Savings Bank had outstanding commitments to originate loans or fund unused lines of credit of $37.5 million. The loan commitments will be funded during the twelve months ending December 31, 2003. The unused lines of credit can be funded at any time. Funds required to fill these commitments will be derived primarily from current excess liquidity, deposit inflows or loan and security repayments. At December 31, 2002, the Savings Bank had no outstanding commitments to sell loans.

The Corporation also has obligations under lease agreements. Payments required under such lease agreements will be approximately $190,000 during the year ending December 31, 2003.

**Capital.** Under current regulations, the Savings Bank must have core capital equal to 4% of adjusted total assets and risk-based capital equal to 8% of risk-weighted assets, of which 1.5% must be tangible capital, excluding goodwill and certain other intangible assets. On December 31, 2002, the Savings Bank met its three regulatory capital requirements.

Management believes that under current regulations, the Savings Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Savings Bank, such as increased interest rates or a downturn in the economy in areas in which the Savings Bank operates, could adversely affect future earnings and as a result, the ability of the Savings Bank to meet its future minimum capital requirements.

## Asset and Liability Management

The Savings Bank has established an Asset/Liability Management Committee (ALCO) for the purpose of monitoring and managing market risk, which is defined as the risk of loss of net interest income or economic value arising from changes in market interest rates and prices.

The type of market risk which most affects the Corporation's financial instruments is interest rate risk, which is best quantified by measuring the change in net interest income that would occur under specific changes in interest rates. Substantially all of the Savings Bank's interest bearing assets and liabilities are exposed to interest rate risk. Loss of economic value is measured using reports generated by the OTS wherein the current market value of portfolio equity, or economic value, is measured at different hypothetical interest rate levels centered on the current term structure of interest rates. Gap reports are used to measure the amount of, and expected change during a one-year forward period, the net amount of assets and liabilities repricing, pre-paying and maturing during future periods.

Because the Corporation's bank subsidiary is a savings bank and is regulated by the OTS, it has policies or procedures in place for measuring interest rate risk. These policies and procedures stipulate acceptable levels of interest rate risk.

**Interest Rate Risk Measurements.** In order to measure interest rate risk internally, the Corporation uses computer programs which enable it to simulate the changes that will occur to the Savings Bank's net interest income ("NII") over several interest rate scenarios which are developed by "shocking" market interest rates (i.e. moving them immediately and permanently) up and down in 100 basis point increments from their current levels, and by "ramping" interest rates in such a manner as to adversely affect the Savings Bank's simulated net interest income. In addition to the level of interest rates, the most critical assumption regarding the estimated amount of the Savings Bank's NII is the expected prepayment speed of the Savings Bank's 1-4 family residential loans, and related mortgage backed securities, the book value of which comprises approximately 59% of the Corporation's total assets. For this prepayment speed assumption the Corporation uses median expected prepayment speeds which are obtained from a reliable third party source. The Corporation also incorporates into its simulations the effects of the interest rate caps and interest rate floors that are part of the majority of the Savings Bank's variable rate loans.

The Corporation uses its business planning forecast as the basis for its NII simulations. Therefore, planned business activities are incorporated into the measurement horizon. Such activities include assumptions about substantial new loan and deposit volumes, the pricing of loan and deposit products, and other assumptions about future activities that may or may not be realized. In order to quantify the Corporation's NII exposure at December 31, 2002, the Corporation focused on the simulation of net interest income in the "ramped up 200 basis points" and "shocked down 50 basis points" scenarios. The Corporation also used the results of the most recently available OTS model's forecast of market value of portfolio equity under different interest rate scenarios. In addition, the Corporation prepared current period and one-year forward "gap" reports in order to show potential mis-matches of repricing or cash flows from the Corporation's current and projected interest rate sensitive assets and liabilities. ALCO evaluated the simulation results, the OTS model results and the "gap" reports and will make adjustments to the Savings Bank's planned activities if in its view there is a need to do so.

At December 31, 2002, the most adverse change in net interest income over the two-year horizon commencing January 1, 2003 using the "ramped up 200 basis points" and "shocked down 50 basis points" simulation methodologies was a $2.0 million or a 4% decrease in expected net interest income. The Corporation estimated its one-year positive gap (i.e. assets repricing/maturing in excess of liabilities repricing/maturing) to be $71.0 million in the "ramped up 200 basis points" scenario, and $185.1 million in the "shocked down 50 basis points" scenario, compared to $148.4 million under the "rates unchanged" interest rate scenario. Essentially, the Corporation's net interest income is highly sensitive to the movement of short-term interest rates because of the large amount of cash and cash equivalents on hand at December 31, 2002, and highly sensitive to the movement of long-term interest rates because of the resulting effect on the prepayment speeds of the Corporation's mortgage-related earning assets. However, these measurements are highly subjective in nature and are not intended to be a forecast of net interest income under any rate scenario for the year 2003 or for any other period.

## Impact of Inflation and Changing Prices

The consolidated financial statements and related data have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars, without consideration for changes in the relative purchasing power of money over time caused by inflation.

Unlike industrial companies, nearly all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since such goods and services are affected by inflation. In the current interest rate environment, liquidity and the maturity structure of the Savings Bank's assets and liabilities are critical to the maintenance of acceptable performance levels.

## Critical Accounting Policies

Certain critical accounting policies of the Corporation require the use of significant judgment and accounting estimates in the preparation of the consolidated financial statements and related data of the Corporation. These accounting estimates require management to make assumptions about matters that are highly uncertain at the time the accounting estimate is made. Management believes that the most critical accounting policy requiring the use of accounting estimates and judgment is the determination of the allowance for loan losses. If the financial condition of a significant amount of debtors should deteriorate more than the Corporation has estimated, present reserves for loan losses may be insufficient and additional provisions for loan losses may be required. The allowance for loan losses was $2,047,000 at December 31, 2002.




## Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 143, "Accounting for Asset Retirement Obligations." This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS 143 also requires the enterprise to record the contra to the initial obligation as an increase to the carrying amount of the related long-lived asset (i.e., the associated asset retirement costs) and to depreciate that cost over the remaining useful life of the asset. The liability is adjusted at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Enterprises are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002. Management does not expect the adoption of SFAS 143 to have a material effect on the Corporation's financial position, results of operations, or cash flows.

In October 2001, the FASB issued SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and certain provisions of APB Opinion No. 30 "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 establishes standards for long-lived assets to be disposed of, and redefines the valuation and presentation of discontinued operations. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The adoption of SFAS 144 did not have a material effect on the Corporation's financial position, results of operations, or cash flows.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS 145 related to the rescission of FASB Statement No. 4 are applicable in fiscal years beginning after May 15, 2002. Management does not expect the adoption of these provisions of SFAS 145 to have a material effect on the Corporation's financial position, results of operations, or cash flows. The provisions related to FASB Statement No. 13 are effective for transactions occurring after May 15, 2002, and all other provisions are effective for financial statements issued on or after May 15, 2002; however, early application is encouraged. Debt extinguishments reported as extraordinary items prior to scheduled or early adoption of SFAS 145 would be reclassified in most cases following adoption. The adoption of these provisions of SFAS 145 did not have a material effect on the Corporation's financial position, results of operations, or cash flows.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The requirements of SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002; however, early application is encouraged. Management does not expect the adoption of SFAS 146 to have a material effect on the Corporation's financial position, results of operations, or cash flows.

In November 2002, the FASB issued FASB Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. Management is currently evaluating the effects of the recognition provisions of FIN 45; however, it does not expect that the adoption of these provisions will have a material effect on the Corporation's financial position, results of operations, or cash flows. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of the disclosure requirements of FIN 45 did not have a material effect on the Corporation's financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation- Transition and Disclosure," which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. Finally, SFAS 148 amends APB Opinion 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. SFAS 148 is effective for fiscal and interim periods ending after December 15, 2002. The adoption of SFAS 148 did not have a material effect on the Corporation's financial position, results of operations, or cash flows.

**Accountants and**
**Management Consultants**
The US Member Firm of
Grant Thornton International



GRANT THORNTON LLP

## Report of Independent Certified Public Accountants

Board of Directors
TF Financial Corporation

We have audited the accompanying consolidated statements of financial position of TF Financial Corporation and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the following consolidated financial statements present fairly, in all material respects, the consolidated financial position of TF Financial Corporation and Subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A6 to the consolidated financial statements, the Corporation adopted Statement of Financial Accounting Standards No. 147, "Acquisitions of Certain Financial Institutions," effective January 1, 2002.

Grant Thornton LLP

Philadelphia, Pennsylvania
January 23, 2003

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
Tel: 215 561-4200
Fax: 215 561-1066

## CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

| ASSETS | December 31 2002 | 2001 |
|---|---|---|
| | (in thousands) | |
| Cash and cash equivalents | $100,580 | $ 69,139 |
| Certificates of deposit in other financial institutions | 220 | 194 |
| Investment securities available for sale – at fair value | 27,243 | 22,671 |
| Investment securities held to maturity (fair value of $15,187 and $9,830 as of December 31, 2002 and 2001, respectively) | 14,563 | 9,866 |
| Mortgage-backed securities available for sale – at fair value | 115,243 | 99,763 |
| Mortgage-backed securities held to maturity (fair value of $57,346 and $94,735 as of December 31, 2002 and 2001, respectively) | 54,592 | 93,367 |
| Loans receivable, net | 370,092 | 377,635 |
| Federal Home Loan Bank stock – at cost | 11,424 | 11,368 |
| Accrued interest receivable | 3,576 | 4,154 |
| Premises and equipment, net | 6,742 | 7,484 |
| Core deposit intangible asset, net of accumulated amortization of $2,271 and $2,049 as of December 31, 2002 and 2001, respectively | 553 | 775 |
| Goodwill, net of accumulated amortization of $2,328 | 4,324 | 4,324 |
| Other assets | 11,880 | 10,464 |
| TOTAL ASSETS | $721,032 | $711,204 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities | | |
| Deposits | $442,558 | $422,052 |
| Advances from the Federal Home Loan Bank | 207,359 | 222,359 |
| Advances from borrowers for taxes and insurance | 1,330 | 1,241 |
| Accrued interest payable | 2,897 | 3,762 |
| Other liabilities | 4,048 | 3,815 |
| Total liabilities | 658,192 | 653,229 |
| Stockholders' equity | | |
| Preferred stock, no par value; 2,000,000 shares authorized at December 31, 2002 and 2001, none issued | – | – |
| Common stock, $0.10 par value; 10,000,000 shares authorized, 5,290,000 shares issued, 2,482,586 and 2,465,986 shares outstanding at December 31, 2002 and 2001, respectively, net of shares in treasury: 2002 – 2,567,268; 2001 – 2,571,712 | 529 | 529 |
| Retained earnings | 59,978 | 56,370 |
| Additional paid-in capital | 51,647 | 51,652 |
| Unearned ESOP shares | (2,401) | (2,523) |
| Treasury stock – at cost | (48,809) | (48,838) |
| Accumulated other comprehensive income (loss) | 1,896 | 785 |
| Total stockholders' equity | 62,840 | 57,975 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $721,032 | $711,204 |

The accompanying notes are an integral part of these statements.

## CONSOLIDATED STATEMENTS OF EARNINGS

| | Year ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | (in thousands, except per share data) | | |
| Interest income | | | |
| Loans, including fees | $25,662 | $28,443 | $23,756 |
| Mortgage-backed securities | 11,423 | 13,749 | 18,449 |
| Investment securities | 2,271 | 3,015 | 6,180 |
| Interest-bearing deposits and other | 1,099 | 1,540 | 323 |
| TOTAL INTEREST INCOME | 40,455 | 46,747 | 48,708 |
| Interest expense | | | |
| Deposits | 10,506 | 14,043 | 15,082 |
| Borrowings | 12,154 | 12,865 | 13,839 |
| TOTAL INTEREST EXPENSE | 22,660 | 26,908 | 28,921 |
| NET INTEREST INCOME | 17,795 | 19,839 | 19,787 |
| Provision for possible loan losses | 988 | 500 | 410 |
| NET INTEREST INCOME AFTER PROVISION FOR POSSIBLE LOAN LOSSES | 16,807 | 19,339 | 19,377 |
| Non-interest income | | | |
| Service fees, charges and other operating income | 2,114 | 1,734 | 1,353 |
| Gain on sale of deposits | – | 1,092 | – |
| Gain on sale of real estate held for investment | – | 444 | – |
| Gain (loss) on sale of investment and mortgage-backed securities | 1,190 | (126) | 46 |
| Gain on sale of loans | – | 28 | 33 |
| TOTAL NON-INTEREST INCOME | 3,304 | 3,172 | 1,432 |
| Non-interest expense | | | |
| Employee compensation and benefits | 7,629 | 7,865 | 7,376 |
| Occupancy and equipment | 2,303 | 2,493 | 2,392 |
| Federal deposit insurance premium | 75 | 75 | 85 |
| Professional fees | 408 | 486 | 385 |
| Advertising | 441 | 507 | 711 |
| Other operating | 2,336 | 2,572 | 2,694 |
| Amortization of core deposit intangible asset | 222 | 266 | 317 |
| Amortization of goodwill | – | 444 | 444 |
| TOTAL NON-INTEREST EXPENSE | 13,414 | 14,708 | 14,404 |
| INCOME BEFORE INCOME TAXES | 6,697 | 7,803 | 6,405 |
| Income taxes | 1,605 | 2,070 | 1,923 |
| NET INCOME | $ 5,092 | $ 5,733 | $ 4,482 |
| Earnings per share – basic | $ 2.06 | $ 2.32 | $ 1.76 |
| Earnings per share – diluted | $ 1.91 | $ 2.19 | $ 1.72 |

The accompanying notes are an integral part of these statements.

## CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2002, 2001 and 2000
(in thousands, except share data)

| | Common stock | | Additional | Unearned | Shares | | | Accumulated other | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Par value | paid-in capital | ESOP shares | acquired by MSBP | Treasury stock | Retained earnings | comprehensive income (loss) | Total | Comprehensive income |
| Balance at January 1, 2000 | 2,576,160 | $529 | $51,931 | $(2,766) | $(71) | $(46,996) | $48,905 | $(3,085) | $48,447 | |
| Allocation of ESOP shares | 12,156 | – | 52 | 122 | – | – | – | – | 174 | |
| Amortization of MSBP expense | – | – | 33 | – | 67 | – | – | – | 100 | |
| Purchase of treasury stock | (138,112) | – | – | – | – | (1,972) | – | – | (1,972) | |
| Cash dividends – common stock | – | – | – | – | – | – | (1,326) | – | (1,326) | |
| Exercise of options | 41,250 | – | (312) | – | – | 795 | – | – | 483 | |
| Other comprehensive income, net of taxes | – | – | – | – | – | – | – | 2,721 | 2,721 | $2,721 |
| Net income for the year ended December 31, 2000 | – | – | – | – | – | – | 4,482 | – | 4,482 | 4,482 |
| Comprehensive income | | | | | | | | | | $7,203 |
| Balance at December 31, 2000 | 2,491,454 | $529 | $51,704 | $(2,644) | $ (4) | $(48,173) | $52,061 | $ (364) | $53,109 | |
| Allocation of ESOP shares | 12,156 | – | 112 | 121 | – | – | – | – | 233 | |
| Amortization of MSBP expense | – | – | 3 | – | 4 | – | – | – | 7 | |
| Purchase of treasury stock | (60,900) | – | – | – | – | (1,110) | – | – | (1,110) | |
| Cash dividends – common stock | – | – | – | – | – | – | (1,424) | – | (1,424) | |
| Exercise of options | 23,276 | – | (167) | – | – | 445 | – | – | 278 | |
| Other comprehensive income, net of taxes | – | – | – | – | – | – | – | 1,149 | 1,149 | $1,149 |
| Net income for the year ended December 31, 2001 | – | – | – | – | – | – | 5,733 | – | 5,733 | 5,733 |
| Comprehensive income | | | | | | | | | | $6,882 |
| Balance at December 31, 2001 | 2,465,986 | $529 | $51,652 | $(2,523) | $ – | $(48,838) | $56,370 | $ 785 | $57,975 | |
| Allocation of ESOP shares | 12,156 | – | 151 | 122 | – | – | – | – | 273 | |
| Amortization of MSBP expense | – | – | – | – | – | – | – | – | – | |
| Purchase of treasury stock | (16,894) | – | – | – | – | (376) | – | – | (376) | |
| Cash dividends – common stock | – | – | – | – | – | – | (1,484) | – | (1,484) | |
| Exercise of options | 21,338 | – | (156) | – | – | 405 | – | – | 249 | |
| Other comprehensive income, net of taxes | – | – | – | – | – | – | – | 1,111 | 1,111 | $1,111 |
| Net income for the year ended December 31, 2002 | – | – | – | – | – | – | 5,092 | – | 5,092 | 5,092 |
| Comprehensive income | | | | | | | | | | $6,203 |
| Balance at December 31, 2002 | 2,482,586 | $529 | $51,647 | $(2,401) | $ – | $(48,809) | $59,978 | $1,896 | $62,840 | |

The accompanying notes are an integral part of this statement.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (in thousands) | |
| OPERATING ACTIVITIES | | | |
| Net income | $ 5,092 | $ 5,733 | $ 4,482 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Amortization of | | | |
| Mortgage loan servicing rights | 14 | 14 | 13 |
| Deferred loan origination fees | (201) | (387) | (119) |
| Premiums and discounts on investment securities, net | 108 | 36 | 65 |
| Premiums and discounts on mortgage-backed securities and loans, net | 758 | (72) | (544) |
| Goodwill and other intangibles | 222 | 710 | 761 |
| Deferred income taxes | (19) | (172) | (122) |
| Provision for loan losses and provision for losses on real estate | 988 | 510 | 459 |
| Depreciation of premises and equipment | 1,014 | 1,092 | 1,040 |
| Increase in value of bank-owned life insurance | (520) | (174) | – |
| Stock-based benefit programs | 273 | 240 | 274 |
| (Gain) loss on sale of | | | |
| Investment and mortgage-backed securities | (1,190) | 126 | (46) |
| Real estate acquired through foreclosure | (60) | (27) | (48) |
| Property, equipment and real estate held for investment | – | (444) | – |
| Mortgage loans | – | (28) | (33) |
| Deposits | – | (1,092) | – |
| (Increase) decrease in | | | |
| Accrued interest receivable | 578 | 1,369 | (565) |
| Other assets | (89) | 248 | (283) |
| Increase (decrease) in | | | |
| Accrued interest payable | (865) | (908) | 921 |
| Other liabilities | (318) | (470) | (122) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 5,785 | 6,304 | 6,133 |
| INVESTING ACTIVITIES | | | |
| Loan originations | (80,943) | (48,526) | (74,555) |
| Purchases of loans | (59,926) | (74,647) | (72,990) |
| Loan principal payments | 147,296 | 106,019 | 71,724 |
| Principal repayments on mortgage-backed securities held to maturity | 41,499 | 41,456 | 24,827 |
| Principal repayments on mortgage-backed securities available for sale | 39,005 | 22,415 | 11,925 |
| Proceeds from loan sales | – | 1,480 | 1,669 |
| Purchases and maturities of certificates of deposit in other financial institutions, net | (26) | (3) | 656 |
| Purchases of investment and mortgage-backed securities held to maturity | (9,650) | – | (96,595) |
| Purchase of investment securities and mortgage-backed securities available for sale | (103,201) | (47,364) | (11,508) |

*Continued*

## CONSOLIDATED STATEMENTS OF CASH FLOWS – Continued

| | Year ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (in thousands) | |
| Purchase of bank-owned life insurance | $ – | $ (9,000) | $ – |
| Proceeds from maturities of investment securities held to maturity | 2,060 | 51,233 | 99,726 |
| Proceeds from maturities of investment securities available for sale | 8,000 | 18,501 | – |
| Proceeds from the sale of investment and mortgage-backed securities available for sale | 38,380 | 4,890 | 41,892 |
| (Purchase) redemption of Federal Home Loan Bank stock | (56) | 1,674 | – |
| (Purchase) sale of property, equipment and real estate held for investment | (769) | 1,635 | – |
| Proceeds from sales of real estate acquired through foreclosure | 275 | 163 | 452 |
| Purchase of premises and equipment | (272) | (357) | (1,273) |
| NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES | 21,672 | 69,569 | (4,050) |
| FINANCING ACTIVITIES | | | |
| Net increase (decrease) in demand deposit/NOW accounts, passbook savings accounts and certificates of deposit | 20,506 | 31,989 | (847) |
| Funding of sale of deposits | – | (9,706) | – |
| Net decrease in advances from Federal Home Loan Bank | (15,000) | (22,500) | (3,674) |
| Net decrease in securities sold under agreements to repurchase | – | (14,962) | (804) |
| Net increase (decrease) in advances from borrowers for taxes and insurance | 88 | 83 | (40) |
| Treasury stock acquired | (376) | (1,110) | (1,972) |
| Exercise of stock options | 249 | 278 | 483 |
| Common stock dividends paid | (1,484) | (1,424) | (1,326) |
| NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES | 3,984 | (17,352) | (8,180) |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 31,441 | 58,521 | (6,097) |
| Cash and cash equivalents at beginning of year | 69,139 | 10,618 | 16,715 |
| Cash and cash equivalents at end of year | $100,580 | $69,139 | $10,618 |
| Supplemental disclosure of cash flow information | | | |
| Cash paid for | | | |
| Interest on deposits and advances from Federal Home Loan Bank | $ 23,525 | $27,816 | $28,122 |
| Income taxes | $ 2,050 | $ 2,495 | $ 1,675 |
| Non-cash transactions | | | |
| Transfers from loans to real estate acquired through foreclosure | $ – | $ – | $ 127 |

The accompanying notes are an integral part of these statements.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001

### NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

TF Financial Corporation (the Corporation) is a unitary savings and loan holding company, organized under the laws of the State of Delaware, which conducts its consumer banking operations primarily through its wholly owned subsidiary, Third Federal Savings Bank (Third Federal or the Bank). Third Federal is a federally chartered-stock savings bank insured by the Federal Deposit Insurance Corporation. Third Federal is a community-oriented savings institution that conducts operations from its main office in Newtown, Pennsylvania, ten full-service branch offices located in Philadelphia and Bucks counties, Pennsylvania, and three full-service branch offices located in Mercer County, New Jersey. The Bank competes with other banking and financial institutions in its primary market communities, including financial institutions with resources substantially greater than its own. Commercial banks, savings banks, savings and loan associations, credit unions and money market funds actively compete for savings and time deposits and loans. Such institutions, as well as consumer finance and insurance companies, may be considered competitors of the Bank with respect to one or more of the services it renders.

The Bank is subject to regulations of certain state and federal agencies and, accordingly, those regulatory authorities periodically examine it. As a consequence of the extensive regulation of commercial banking activities, the Bank's business is particularly susceptible to being affected by state and federal legislation and regulations.

**1. Principles of Consolidation and Basis of Presentation**

The consolidated financial statements include the accounts of Corporation and its wholly owned subsidiaries: Third Federal, and its wholly owned subsidiary, Third Delaware Corporation, TF Investments, Teragon Financial Corporation and Penns Trail Development Corporation (collectively, the Corporation). All material intercompany balances and transactions have been eliminated in consolidation.

The accounting policies of the Corporation conform to accounting principles generally accepted in the United States of America (US GAAP) and predominant practices within the banking industry. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The more significant accounting policies are summarized below.

**2. Cash and Cash Equivalents**

The Corporation considers cash, due from banks, federal funds sold and interest-bearing deposits in other financial institutions, with original terms to maturity of less than three months, as cash equivalents for presentation purposes in the consolidated statements of financial position and cash flows.

**3. Investment and Mortgage-Backed Securities**

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Corporation classifies its investment, mortgage-backed and marketable equity securities in one of three categories: held to maturity, trading, or available for sale. The Corporation does not presently engage in security trading activities.

Investment, mortgage-backed and marketable equity securities available for sale are stated at fair value, with net unrealized gains and losses excluded from income and reported in other comprehensive income. Realized gains and losses on the sale of securities are recognized using the specific identification method.

Investment and mortgage-backed securities held to maturity are carried at cost, net of unamortized premiums and discounts, which are recognized in interest income using the interest method. The Corporation has the ability and it is management's intention to hold such assets to maturity.

The Corporation accounts for derivatives under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended in June, 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133," and in June, 2000, by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," (collectively SFAS No. 133). SFAS No. 133 requires that entities recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Under SFAS No. 133 an entity may designate a derivative as a hedge of exposure to either changes in: (a) fair value of a recognized asset or liability or firm commitment, (b) cash flows of a recognized or forecasted transaction, or (c) foreign currencies of a net investment in foreign operations, firm commitments, available-for-sale securities or a forecasted transaction. Depending upon the effectiveness of the hedge and/or the transaction being hedged, any change in the fair value of the derivative instrument is either recognized in earnings in the current year, deferred to future periods, or recognized in other comprehensive income. Changes in the fair value of all derivative instruments not recognized as hedge accounting are recognized in current year earnings.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2002 and 2001

### NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – *Continued*

SFAS No. 119 "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments" ("SFAS 119") requires disclosures about financial instruments, which are defined as futures, forwards, swap and option contracts and other financial instruments with similar characteristics. On balance sheet receivables and payables are excluded from this definition. The Corporation did not hold any derivative financial instruments as defined by SFAS No. 119 at December 31, 2002, 2001 or 2000.

**4. Loans Receivable**

Loans receivable are stated at unpaid principal balances less the allowance for loan losses and net deferred loan origination fees and unamortized premiums. Loan origination fees and unamortized premiums on mortgage loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for actual prepayments.

Management's periodic evaluation of the adequacy of the loan loss allowance is based on the Bank's historical loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions. Actual losses may be higher or lower than historical trends, which vary. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries).

The Bank provides an allowance for accrued but uncollected interest when the loan becomes more than ninety days past due or is identified as impaired. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is no longer impaired, in which case the loan is returned to accrual status.

The Corporation accounts for loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures." SFAS No. 114 requires that a creditor measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. SFAS No. 118 allows creditors to use existing methods for recognizing interest income on impaired loans.

The Bank identifies a loan as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. The accrual of interest is discontinued on such loans and cash payments received are applied to reduce principal.

Loan impairment is measured by estimating the expected future cash flows and discounting them at the respective effective interest rate or by valuing the underlying collateral. When necessary an allowance for loan losses has been established for all loans identified as impaired.

**5. Premises and Equipment**

Land is carried at cost. Buildings and furniture, fixtures and equipment are carried at cost less accumulated depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the assets.

**6. Goodwill and Other Intangible Assets**

In 1996 the Bank acquired three Mercer County, New Jersey offices and related deposits of Cenlar Federal Savings Bank. The Bank assumed $137.6 million in deposits in exchange for $126.5 million in cash. As a result of the acquisition, the Bank recorded core deposit intangible of $2.8 million and goodwill of $6.7 million. The core deposit intangible acquired is being amortized on an accelerated basis over 10 years. The goodwill acquired from the acquisition was recorded as an unidentifiable intangible asset under SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions."

On January 1, 2002, the Corporation adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Intangible Assets," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The adoption of these statements did not have a material impact on the financial condition or results of operations of the Corporation.

December 31, 2002 and 2001

## NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

On October 1, 2002 the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." Except for transactions between two or more mutual enterprises, SFAS No. 147 removes the acquisitions of financial institutions from the scope of both SFAS No. 72 and FASB Interpretation No. 9 and requires that those transactions be accounted for in accordance with SFAS No. 141 and SFAS No. 142. Thus, the requirement of SFAS No. 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired ("SFAS 72 goodwill") as an unidentifiable intangible no longer applies to acquisitions within the scope of SFAS No. 147. In addition, SFAS No. 147 amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include within its scope long-term customer relationship intangible assets of financial institutions such as depositor-relationship intangible assets. Consequently, those intangible assets are subject to undiscounted cash flow recoverability tests and impairment loss recognition and measurement provisions. Finally, SFAS No. 147 provides that branch acquisitions that meet the definition of a business should be accounted for as a business combination. SFAS No. 147 was effective October 1, 2002, although earlier application was permitted. The Corporation has elected to apply SFAS No. 147 as of January 1, 2002.

The Corporation had $4,324,000 of SFAS 72 goodwill and $553,000 of core deposit intangible assets at December 31, 2001 remaining from the 1996 branch acquisition that management of the Corporation has concluded was a business combination in accordance with SFAS No. 147. In addition, the Corporation has tested the goodwill and core deposit intangible assets for impairment prior to its fiscal year ending December 31, 2002. No impairment has been recognized.

**7. Transfers of Financial Assets**

The Corporation accounts for the transfer of financial assets in accordance with SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The standard is based on consistent application of a financial-components approach that recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The standard provides consistent guidelines for distinguishing transfers of financial assets from transfers that are secured borrowings

**8. Benefit Plans**

The Corporation has established an Employee Stock Ownership Plan (ESOP) covering eligible employees with six months of service, as defined by the ESOP. The Corporation accounts for the ESOP in accordance with the American Institute of Certified Public Accountants' Statement of Position (SOP) 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 addresses the accounting for shares of stock issued to employees by an ESOP. SOP 93-6 requires that the employer record compensation expense in the amount equal to the fair value of shares committed to be released from the ESOP to employees.

The Corporation has several fixed stock option plans that allow the Corporation to grant options to employees and directors for up to 794,000 shares of common stock. The options, which have a term of 10 years when issued, vest either immediately or over a three to five year period. The exercise price of each option equals the market price of the Corporation's stock on the date of grant. The Corporation accounts for stock-based compensation in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar instruments under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. The Corporation's employee stock option plans are accounted for using the intrinsic value method under APB Opinion No. 25. No stock-based compensation expense is reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of the grant.

Had compensation cost for the plans been determined based on the fair value of options at the grant dates consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below. Information for the years ended December 31, 2001 and 2000 has been revised to more accurately account for forfeitures.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2002 and 2001

### NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net income | | | |
| As reported | $ 5,092 | $ 5,733 | $ 4,482 |
| Deduct: stock-based compensation expense determined using the fair value method, net of related tax effects | 58 | 64 | 52 |
| Pro forma | $ 5,034 | $ 5,669 | $ 4,430 |
| Basic earnings per share | | | |
| As reported | $ 2.06 | $ 2.32 | $ 1.76 |
| Deduct: stock-based compensation expense determined using the fair value method, net of related tax effects | 0.02 | 0.02 | 0.02 |
| Pro forma | $ 2.04 | $ 2.30 | $ 1.74 |
| Diluted earnings per share | | | |
| As reported | $ 1.91 | $ 2.19 | $ 1.72 |
| Deduct: stock-based compensation expense determined using the fair value method, net of related tax effects | 0.01 | 0.01 | 0.00 |
| Pro forma | $ 1.90 | $ 2.18 | $ 1.72 |
| Weighted average fair value of options granted during the year | $ 6.60 | $ 5.49 | $ 3.48 |

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000, respectively: a dividend yield of 2.78%, 3.23%, and 4.32%; expected volatility of 29%, 30%, and 30%, risk-free interest rate of 2.78%, 5.02%, and 6.16%, and expected lives of six years for all options.

**9. Income Taxes**

The Corporation accounts for income taxes under the liability method specified in SFAS No. 109, "Accounting for Income Taxes" whereby deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

**10. Advertising Costs**

The Corporation expenses advertising costs as incurred.

**11. Earnings Per Share**

The Corporation follows the provisions of SFAS No. 128, "Earnings Per Share." Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2002 and 2001

## NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

### 12. Comprehensive Income

The Corporation follows SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards to provide prominent disclosure of comprehensive income items. Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Corporation's other comprehensive income consists of net unrealized gains and losses on investment securities available for sale. Comprehensive income for 2002, 2001 and 2000 was $6,203,000, $6,882,000, and $7,203,000, respectively. The components of other comprehensive income are as follows:

| | December 31, 2002 | | |
|---|---|---|---|
| | Before tax amount | Tax (expense) benefit | Net of tax amount |
| | | (in thousands) | |
| Unrealized gains on securities | | | |
| Unrealized holding gains arising during period | $2,872 | $ (976) | $1,896 |
| Reclassification adjustment for gains realized in net income | (1,190) | 405 | (785) |
| Other comprehensive income, net | $1,682 | $ (571) | $1,111 |

| | December 31, 2001 | | |
|---|---|---|---|
| | Before tax amount | Tax (expense) benefit | Net of tax amount |
| | | (in thousands) | |
| Unrealized gains on securities | | | |
| Unrealized holding gains arising during period | $1,615 | $ (549) | $1,066 |
| Reclassification adjustment for losses realized in net income | 126 | (43) | 83 |
| Other comprehensive income, net | $1,741 | $ (592) | $1,149 |

| | December 31, 2000 | | |
|---|---|---|---|
| | Before tax amount | Tax (expense) benefit | Net of tax amount |
| | | (in thousands) | |
| Unrealized gains on securities | | | |
| Unrealized holding gains arising during period | $4,165 | $(1,414) | $2,751 |
| Reclassification adjustment for gains realized in net income | (46) | 16 | (30) |
| Other comprehensive income, net | $4,119 | $(1,398) | $2,721 |

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2002 and 2001

## NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

### 13. Segment Reporting

The Corporation follows SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 established standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in subsequent interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas, and major customers. The statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The statement also requires that public enterprises report a measure of segment profit or loss, certain specific revenue and expense items and segment assets. It also requires that information be reported about revenues derived from the enterprises' products or services, or about the countries in which the enterprises earn revenues and holds assets, and about major customers, regardless of whether that information is used in making operating decisions.

The Corporation has one reportable segment, "Community Banking." All of the Corporation's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Corporation supports the others. For example, commercial lending is dependent upon the ability of the Bank to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending. Accordingly, all significant operating decisions are based upon analysis of the Corporation as one operating segment or unit.

### 14. Reclassifications

Certain prior year amounts have been reclassified to conform to the current period presentation.

## NOTE B – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| | (in thousands) | |
| Cash and due from banks | $ 6,657 | $11,176 |
| Interest-bearing deposits in other financial institutions | 93,823 | 57,863 |
| Federal funds sold | 100 | 100 |
| | $100,580 | $69,139 |

## NOTE C – SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

The Bank has entered into purchases of securities under agreements to resell substantially identical securities. However, there were no securities purchased under agreements to resell during the years ended December 31, 2002 or 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2002 and 2001

## NOTE D – INVESTMENT AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains and losses, and fair value of the Corporation's investment and mortgage-backed securities at December 31, 2002 and 2001, are summarized as follows:

| | December 31, 2002 | | | |
|---|---|---|---|---|
| | Amortized cost | Gross unrealized gains | Gross unrealized losses | Fair value |
| | (in thousands) | | | |
| Investment securities held to maturity | | | | |
| State and political subdivisions | $ 3,700 | $ 180 | $ – | $ 3,880 |
| U.S. Government and federal agencies | 4,000 | 125 | – | 4,125 |
| Corporate debt securities | 6,863 | 319 | – | 7,182 |
| | 14,563 | 624 | – | 15,187 |
| Mortgage-backed securities held to maturity | 54,592 | 2,754 | – | 57,346 |
| | $ 69,155 | $3,378 | $ – | $ 72,533 |
| Investment securities available for sale | | | | |
| U.S. Government and federal agencies | $ 15,964 | $ 120 | $ – | $ 16,084 |
| Corporate debt securities | 10,034 | 163 | – | 10,197 |
| State and political subdivisions | 453 | 11 | – | 464 |
| Mutual funds | 500 | – | (2) | 498 |
| | 26,951 | 294 | (2) | 27,243 |
| Mortgage-backed securities available for sale | 112,663 | 2,634 | (54) | 115,243 |
| | $139,614 | $2,928 | $ (56) | $142,486 |

| | December 31, 2001 | | | |
|---|---|---|---|---|
| | Amortized cost | Gross unrealized gains | Gross unrealized losses | Fair value |
| | (in thousands) | | | |
| Investment securities held to maturity | | | | |
| State and political subdivisions | $ 5,743 | $ 44 | – | $ 5,787 |
| Corporate debt securities | 4,123 | – | (80) | 4,043 |
| | 9,866 | 44 | (80) | 9,830 |
| Mortgage-backed securities held to maturity | 93,367 | 1,449 | (81) | 94,735 |
| | $103,233 | $1,493 | $(161) | $104,565 |
| Investment securities available for sale | | | | |
| U.S. Government and federal agencies | $ 11,018 | $ 10 | $ (99) | $ 10,929 |
| Corporate debt securities | 11,070 | 202 | (27) | 11,245 |
| Mutual funds | 500 | – | (3) | 497 |
| | 22,588 | 212 | (129) | 22,671 |
| Mortgage-backed securities available for sale | 98,656 | 1,491 | (384) | 99,763 |
| | $121,244 | $1,703 | $(513) | $122,434 |

Gross realized gains were $1,190,000, $7,000, and $151,000 for the years ended December 31, 2002, 2001 and 2000, respectively. These gains resulted from the sale of investment and mortgage-backed securities of $37.2 million, $507,000, and $18.9 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Gross realized losses were $0, $133,000, and $105,000 for the years ended December 31, 2002, 2001 and 2000, respectively. These losses resulted from the sale of investment and mortgage-backed securities of $0 million, $4.4 million, and $23.0 million for the years ended December 31, 2002, 2001 and 2000, respectively.

*Continued* 

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2002 and 2001

### NOTE D – INVESTMENT AND MORTGAGE-BACKED SECURITIES – Continued

The amortized cost and fair value of investment and mortgage-backed securities, by contractual maturity, are shown below.

| | December 31, 2002 | | | |
|---|---|---|---|---|
| | Available for sale | | Held to maturity | |
| | Amortized cost | Fair value | Amortized cost | Fair value |
| | (in thousands) | | | |
| Investment securities | | | | |
| Due in one year or less | $ 18,471 | $ 18,518 | $ – | $ – |
| Due after one year through five years | 8,027 | 8,261 | 11,193 | 11,640 |
| Due after five years through 10 years | – | – | 2,155 | 2,326 |
| Due after 10 years | 453 | 464 | 1,215 | 1,121 |
| | 26,951 | 27,243 | 14,563 | 15,187 |
| Mortgage-backed securities | 112,663 | 115,243 | 54,592 | 57,346 |
| | $139,614 | $142,486 | $69,155 | $ 72,533 |

The amortized cost, gross unrealized gains and losses, and estimated market value of mortgage-backed securities, by issuer, are summarized as follows:

| | December 31, 2002 | | | |
|---|---|---|---|---|
| | Amortized cost | Gross unrealized gains | Gross unrealized losses | Fair value |
| | (in thousands) | | | |
| Mortgage-backed securities held to maturity | | | | |
| FHLMC certificates | $ 21,870 | $ 1,399 | $ – | $ 23,269 |
| FNMA certificates | 11,781 | 480 | – | 12,261 |
| GNMA certificates | 18,278 | 852 | – | 19,130 |
| *Real estate mortgage investment conduit* | 2,519 | 23 | – | 2,542 |
| Other mortgage-backed securities | 144 | – | – | 144 |
| | $ 54,592 | $ 2,754 | $ – | $ 57,346 |
| Mortgage-backed securities available for sale | | | | |
| FHLMC certificates | $ 663 | $ 36 | – | $ 699 |
| FNMA certificates | 11,385 | 493 | – | 11,878 |
| GNMA certificates | – | – | – | – |
| Real estate mortgage investment conduit | 100,615 | 2,105 | (54) | 102,666 |
| | $112,663 | $ 2,634 | $ (54) | $115,243 |

*Continued*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2002 and 2001

## NOTE D – INVESTMENT AND MORTGAGE-BACKED SECURITIES – Continued

| | December 31, 2001 | | | |
|---|---|---|---|---|
| | Amortized cost | Gross unrealized gains | Gross unrealized losses | Fair value |
| | (in thousands) | | | |
| Mortgage-backed securities held to maturity | | | | |
| FHLMC certificates | $35,000 | $ 789 | $ (36) | $35,754 |
| FNMA certificates | 15,739 | 168 | (35) | 15,871 |
| GNMA certificates | 29,877 | 274 | – | 30,151 |
| Real estate mortgage investment conduit | 12,550 | 218 | (3) | 12,765 |
| Other mortgage-backed securities | 201 | – | (7) | 194 |
| | $93,367 | $1,449 | $ (81) | $94,735 |
| Mortgage-backed securities available for sale | | | | |
| FHLMC certificates | $ 1,077 | $ 31 | – | $ 1,108 |
| FNMA certificates | 22,415 | 74 | (30) | 22,459 |
| GNMA certificates | 5,462 | 53 | – | 5,515 |
| Real estate mortgage investment conduit | 69,702 | 1,333 | (354) | 70,681 |
| | $98,656 | $1,491 | $(384) | $99,763 |

Investment securities having an aggregate amortized cost of approximately $5.0 and $4.0 million were pledged to secure public deposits at December 31, 2002 and 2001, respectively.

There were no securities held other than U.S. Government and agencies from a single issuer that represented more than 10% of stockholders' equity.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2002 and 2001

### NOTE E – LOANS RECEIVABLE

Loans receivable are summarized as follows:

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| | (in thousands) | |
| First mortgage loans (principally conventional) | | |
| Secured by one-to-four family residences | $227,953 | $222,016 |
| Secured by other non-residential properties | 85,493 | 93,572 |
| Construction loans | 12,026 | 9,824 |
| | 325,472 | 325,412 |
| Net deferred loan origination cost (fees) and unamortized premiums | 377 | (633) |
| Total first mortgage loans | 325,849 | 324,779 |
| Consumer and other loans | | |
| Commercial | 8,005 | 9,285 |
| Home equity and second mortgage | 25,480 | 25,640 |
| Leases | 2,246 | 3,544 |
| Other | 10,490 | 16,154 |
| | 46,221 | 54,623 |
| Unearned premiums | 69 | 205 |
| Total consumer and other loans | 46,290 | 54,828 |
| Less allowance for loan losses | (2,047) | (1,972) |
| Total loans receivable | $370,092 | $377,635 |

Activity in the allowance for loan losses is summarized as follows:

| | December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (in thousands) | |
| Balance at beginning of year | $ 1,972 | $ 1,714 | $ 1,917 |
| Provision charged to income | 988 | 500 | 410 |
| Charge-offs, net | (913) | (242) | (613) |
| Balance at end of year | $ 2,047 | $ 1,972 | $ 1,714 |

Non-performing loans, which include non-accrual loans for which the accrual of interest has been discontinued and loan balances past due over 90 days that are not on a non-accrual status but that management expects will eventually be paid in full, totaled approximately $3.8 million and $3.8 million at December 31, 2002 and 2001, respectively. Interest income that would have been recorded under the original terms of such loans totaled approximately $307,000, $284,000, and $112,000 for the years ended December 31, 2002, 2001 and 2000, respectively. No interest income has been recognized on non-accrual loans for any of the periods presented.

The Bank has no concentration of loans to borrowers engaged in similar activities that exceeded 10% of loans at December 31, 2002 and 2001. In the ordinary course of business, the Bank has granted loans to certain executive officers, directors and their related interests. Related party loans are made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was approximately $1,112,000, and $1,039,000 at December 31, 2002 and 2001, respectively. For the year ended December 31, 2002, principal repayments of approximately $27,000 were received and $100,000 was disbursed to executive officers, directors or their related interests

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2002 and 2001

## NOTE F – LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial position. The unpaid principal balances of these loans are summarized as follows:

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| | (in thousands) | |
| Mortgage loan servicing portfolios | | |
| FHLMC | $ 3,758 | $ 6,789 |
| Other investors | 8,203 | 7,068 |
| | $11,961 | $13,857 |

Custodial balances maintained in connection with the foregoing loan servicing totaled approximately $149,000, and $287,000 at December 31, 2002 and 2001, respectively. The net servicing revenue on mortgage loans serviced for others is immaterial for all periods presented.

## NOTE G – PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

| | Estimated useful lives | December 31, 2002 | December 31, 2001 |
|---|---|---|---|
| | | (in thousands) | |
| Buildings | 30 years | $ 6,483 | $ 6,454 |
| Leasehold improvements | 5 years | 1,264 | 1,264 |
| Furniture, fixtures and equipment | 3 – 7 years | 8,390 | 8,147 |
| | | 16,137 | 15,865 |
| Less accumulated depreciation | | 11,238 | 10,224 |
| | | 4,899 | 5,641 |
| Land | | 1,843 | 1,843 |
| | | $ 6,742 | $ 7,484 |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – *Continued*

December 31, 2002 and 2001

## NOTE H – GOODWILL AND CORE DEPOSIT INTANGIBLE ASSET

A reconciliation of net income and earnings per share to amounts excluding goodwill amortization for years prior to 2002 is as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| | | (000s in thousands except per share amounts) | |
| Reported net income | $5,092 | $5,733 | $4,482 |
| Add back: goodwill amortization, net of related tax benefit | – | 293 | 293 |
| Adjusted net income | $5,092 | $6,026 | $4,775 |
| Basic earnings per share | | | |
| Reported net income | $ 2.06 | $ 2.32 | $ 1.76 |
| Add back: goodwill amortization, net of related tax benefit | – | 0.12 | 0.12 |
| Adjusted net income | $ 2.06 | $ 2.44 | $ 1.88 |
| Diluted earnings per share | | | |
| Reported net income | $ 1.87 | $ 2.15 | $ 1.71 |
| Add back: goodwill amortization, net of related tax benefit | – | 0.11 | 0.11 |
| Adjusted net income | $ 1.87 | $ 2.26 | $ 1.82 |

Core deposit intangible amortization for each of the five years subsequent to December 31, 2002 is estimated to be as follows:

| Year ending December 31, | |
|---|---|
| 2003 | $185,000 |
| 2004 | 154,500 |
| 2005 | 129,250 |
| 2006 | 83,989 |
| | $552,739 |

## NOTE I – DEPOSITS

Deposits are summarized as follows:

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| | (in thousands) | |
| Demand | $ 20,810 | $ 18,200 |
| NOW | 48,496 | 46,990 |
| Money Market | 43,677 | 42,557 |
| Passbook savings | 182,813 | 169,576 |
| Total demand, transaction and passbook deposits | 295,796 | 277,323 |
| Certificates of deposit | 146,762 | 144,729 |
| | $442,558 | $422,052 |

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $19.7 million and $17.3 million at December 31, 2002 and 2001, respectively.

*Continued*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2002 and 2001

## NOTE I – DEPOSITS – Continued

At December 31, 2002, scheduled maturities of certificates of deposit are as follows:

| Year ending December 31, | | | | | | |
|---|---|---|---|---|---|---|
| 2003 | 2004 | 2005 | 2006 | 2007 | Thereafter | Total |
| | | | (in thousands) | | | |
| $96,669 | $27,193 | $16,233 | $1,471 | $4,883 | $313 | $146,762 |

## NOTE J – ADVANCES FROM THE FEDERAL HOME LOAN BANK AND OTHER BORROWINGS

Advances from the Federal Home Loan Bank consist of the following:

| | December 31, | | | |
|---|---|---|---|---|
| | 2002 | | 2001 | |
| | Amount | Weighted average rate | Amount | Weighted average rate |
| | (in thousands) | | | |
| Contractual maturity date | | | | |
| 2002 | $ – | – % | $15,000 | 5.52% |
| 2003 | 27,000 | 5.70 | 27,000 | 5.70 |
| 2004 | 52,000 | 5.23 | 52,000 | 5.23 |
| 2005 | 5,000 | 6.58 | 5,000 | 6.58 |
| 2006 | 25,000 | 5.44 | 25,000 | 5.44 |
| 2008 | 70,000 | 5.62 | 70,000 | 5.62 |
| 2009 | 25,000 | 4.86 | 25,000 | 4.86 |
| 2010 | 3,359 | 6.70 | 3,359 | 6.70 |
| | $207,359 | 5.46% | $222,359 | 5.46% |

The advances are collateralized by Federal Home Loan Bank stock and certain first mortgage loans and mortgage-backed securities. Unused lines of credit at the Federal Home Loan Bank were $20 million at December 31, 2002.

## NOTE K – BENEFIT PLANS

The Bank maintains a 401(k) profit-sharing plan for eligible employees. Participants may contribute up to 15% of pre-tax eligible compensation. The Bank makes discretionary matching contributions equal to 100% of the first $600 deferred. Contributions to the 401(k) plan totaled $52,000, $48,000, and $48,000 in 2002, 2001 and 2000, respectively.

The Bank has a non-contributory defined benefit pension plan covering substantially all full-time employees meeting certain eligibility requirements. The benefits are based on each employee's years of service and an average earnings formula. An employee becomes fully vested upon completion of five years of qualifying service. It is the policy of the Bank to fund the maximum amount allowable under the individual aggregate cost method to the extent deductible under existing federal income tax regulations.

*Continued*

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2002 and 2001

### NOTE K – BENEFIT PLANS – Continued

The following table sets forth the pension plan's funded status and amounts recognized in the consolidated statements of financial position at the dates indicated.

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| | (in thousands) | |
| Change in benefit obligation | | |
| Benefit obligation at beginning of year | $1,991 | $3,017 |
| Service cost | 172 | 114 |
| Interest cost | 163 | 194 |
| Plan amendments | 42 | - |
| Actuarial loss | (405) | (96) |
| Benefits paid | (161) | (1,238) |
| Benefits obligation at end of year | $2,612 | $1,991 |
| Change in plan assets | | |
| Fair value of plan assets at beginning of year | $2,323 | $2,713 |
| Actual return on plan assets | 114 | 391 |
| Employer contribution | 450 | 457 |
| Benefits paid | (161) | (1,238) |
| Fair value of plan assets at end of year | $2,725 | $2,323 |
| Funded status | | |
| Unfunded accumulated benefits | $ 114 | $ 331 |
| Unrecognized transition obligation | 9 | 15 |
| Unrecognized net actuarial loss (gain) | 325 | (245) |
| Unrecognized prior service cost | 344 | 364 |
| Prepaid benefit cost | $ 792 | $ 465 |

| Weighted-average assumptions as of December 31, | 2002 | 2001 | 2000 |
|---|---|---|---|
| Discount rate | 6.75% | 7.00% | 7.50% |
| Expected return on plan assets | 8.00 | 8.00 | 8.00 |
| Rate of compensation increase | 4.00 | 4.00 | 4.00 |
| *Components of net periodic benefit cost* | | | |
| Service cost | $ 172 | $ 114 | $ 68 |
| Interest cost | 163 | 194 | 210 |
| Expected return on plan assets | (185) | (231) | (204) |
| Amortization of prior service cost | 67 | 58 | 65 |
| Net periodic benefit cost | $ 217 | $ 135 | $ 139 |

*Continued*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2002 and 2001

NOTE K – BENEFIT PLANS – Continued

The Corporation also maintains the following benefit plans:

**1. Employee Stock Ownership Plan**

The Corporation established an internally leveraged ESOP for eligible employees who have completed six months of service with the Corporation or its subsidiaries. The ESOP borrowed $4.2 million from the Corporation to purchase 423,200 newly issued shares of common stock. The Corporation makes discretionary contributions to the ESOP in order to service the ESOP's debt. Any dividends received by the ESOP will be used to pay debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to qualifying employees based on the proportion of debt service paid in the year. The Corporation accounts for its ESOP in accordance with SOP 93-6. As shares are released from collateral, the Corporation reports compensation expense equal to the current market price of the shares, and the allocated shares are included in outstanding shares for earnings per share computations. ESOP compensation expense was $197,000, $162,000, and $112,000 in 2002, 2001 and 2000, respectively.

| | 2002 | 2001 |
|---|---|---|
| Allocated shares | 133,200 | 126,600 |
| Unreleased shares | 240,100 | 252,300 |
| Total ESOP shares | 373,300 | 378,900 |
| Fair value of unreleased shares | $5,933,900 | $5,323,500 |

**2. Stock Option Plans**

A summary of the status of the Corporation's fixed stock option plans as of December 31, 2002, and changes for each of the years in the three-year period then ended is as follows:

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Number of shares | Weighted average exercise price per share | Number of shares | Weighted average exercise price per share | Number of shares | Weighted average exercise price per share |
| Outstanding at beginning of year | 652,443 | $13.52 | 659,759 | $13.23 | 698,185 | $13.27 |
| Options granted | 32,150 | 24.77 | 24,275 | 20.30 | 45,930 | 13.82 |
| Options exercised | (21,338) | 11.66 | (23,276) | 11.81 | (41,250) | 11.72 |
| Options forfeited | (4,282) | 15.93 | (8,315) | 15.03 | (43,106) | 15.62 |
| Outstanding at end of year | 658,973 | $14.11 | 652,443 | $13.52 | 659,759 | $13.23 |

*Continued*

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2002 and 2001

### NOTE K – BENEFIT PLANS – Continued

The following table summarizes information about stock options outstanding at December 31, 2002:

| | Options outstanding | | | Options exercisable | |
|---|---|---|---|---|---|
| Range of exercise prices | Number outstanding at December 31, 2002 | Weighted average remaining contractual life (years) | Weighted average exercise price | Number exercisable at December 31, 2002 | Weighted average exercise price |
| $11.50 – 14.13 | 393,770 | 2.15 years | $11.64 | 377,570 | $11.56 |
| $14.50 – 18.00 | 195,343 | 4.14 years | 15.97 | 187,410 | 16.02 |
| $19.00 – 28.00 | 69,860 | 8.69 years | 22.88 | 15,182 | 22.17 |

### NOTE L - INCOME TAXES

The components of income tax expense are summarized as follows:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (in thousands) | |
| Federal | | | |
| Current | $1,623 | $2,257 | $1,875 |
| Charge in lieu of income tax relating to stock compensation | – | 3 | 170 |
| Deferred | (19) | (172) | (122) |
| | 1,604 | 2,088 | 1,923 |
| State and local – current | 1 | (18) | – |
| Income tax provision | $1,605 | $2,070 | $1,923 |

The Corporation's effective income tax rate was different than the statutory federal income tax rate as follows:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Statutory federal income tax | 34.0% | 34.0% | 34.0% |
| Increase (decrease) resulting from | | | |
| Tax-exempt income | (8.3) | (5.3) | (6.7) |
| State tax, net of federal benefit | 0.0 | 0.0 | 0.0 |
| Other | (1.7) | (2.2) | 2.7 |
| | 24.0% | 26.5% | 30.0% |

*Continued*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2002 and 2001

## NOTE L – INCOME TAXES – Continued

Deferred taxes are included in the accompanying consolidated statements of financial position at December 31, 2002 and 2001, for the estimated future tax effects of differences between the financial statement and federal income tax bases of assets and liabilities according to the provisions of currently enacted tax laws. No valuation allowance was recorded against deferred tax assets at December 31, 2002 and 2001. The Corporation's net deferred tax asset (liability) at December 31, 2002 and 2001, was composed of the following:

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| | (in thousands) | |
| Deferred tax assets | | |
| Deferred loan origination fees | $ 12 | $ 35 |
| Deferred compensation | 330 | 351 |
| Allowance for loan losses, net | 746 | 586 |
| Amortization | 221 | 361 |
| | 1,309 | 1,333 |
| Deferred tax liabilities | | |
| Accrued pension expense | 492 | 534 |
| Unrealized gain on securities available for sale | 976 | 405 |
| Other | 32 | 33 |
| | 1,500 | 972 |
| Deferred tax (liability) asset | $ (191) | $ 361 |

The Corporation files its income tax returns on the basis of a fiscal tax year ending June 30.

The Bank is required, beginning in 1998, to recapture approximately $2.4 million of its total tax bad debt reserve of approximately $8.1 million into taxable income over a six-year period. Deferred tax liabilities have been accrued in respect of the amount of the reserve to be recaptured.

The Bank is not required to recapture approximately $5.7 million of its tax bad debt reserve, attributable to bad debt deductions taken by it prior to 1988, as long as the Bank continues to operate as a bank under federal tax law and does not use the reserve for any other purpose. In accordance with SFAS No. 109, the Bank has not recorded any deferred tax liability on this portion of its tax bad debt reserve. The tax that would be paid were the Bank ultimately required to recapture that portion of the reserve would amount to approximately $1.9 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2002 and 2001

## NOTE M – REGULATORY MATTERS

The Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (OTS). Failure to meet minimum capital requirements can initiate certain mandatory – and possible additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 4% of adjusted total assets at December 31, 2002.

As of December 31, 2002, management believes that the Bank met all capital adequacy requirements to which it was subject.

| | Regulatory capital December 31, 2002 | | | | | |
|---|---|---|---|---|---|---|
| | Tangible | | Core | | Risk-based | |
| | Capital | Percent | Capital | Percent | Capital | Percent |
| Capital under generally accepted accounting principles | $55,712 | 7.80% | $55,712 | 7.80% | $55,712 | 16.66% |
| Unrealized gain on certain available-for-sale securities | (1,896) | (0.27) | (1,896) | (0.27) | (1,896) | (0.57) |
| Goodwill and other intangible assets | (4,877) | (0.68) | (4,877) | (0.68) | (4,877) | (1.46) |
| Additional capital items | | | | | | |
| General valuation allowances – limited | – | – | – | – | 2,047 | 0.62 |
| Regulatory capital computed | 48,939 | 6.85 | 48,939 | 6.85 | 50,983 | 15.25 |
| Minimum capital requirement | 10,712 | 1.50 | 28,565 | 4.00 | 26,746 | 8.00 |
| Regulatory capital – excess | $38,227 | 5.35% | $20,374 | 2.85% | $24,237 | 7.25% |

Continued

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2002 and 2001

## NOTE M – REGULATORY MATTERS – Continued

| | Regulatory capital December 31, 2001 | | | | | |
|---|---|---|---|---|---|---|
| | Tangible | | Core | | Risk-based | |
| | Capital | Percent | Capital | Percent | Capital | Percent |
| Capital under generally accepted accounting principles | $55,074 | 7.78% | $55,074 | 7.78% | $55,074 | 16.10% |
| Unrealized gain on certain available-for-sale securities | (785) | (0.11) | (785) | (0.11) | (785) | (0.23) |
| Goodwill and other intangible assets | (5,099) | (0.72) | (5,099) | (0.72) | (5,099) | (01.50) |
| Additional capital items | | | | | | |
| General valuation allowances – limited | – | – | – | – | 1,972 | 0.58 |
| Regulatory capital computed | 49,190 | 6.95 | 49,190 | 6.95 | 51,162 | 14.95 |
| Minimum capital requirement | 10,618 | 1.50 | 28,313 | 4.00 | 27,374 | 8.00 |
| Regulatory capital – excess | $38,572 | 5.45% | $20,877 | 2.95% | $23,788 | 6.95% |

At December 31, 2002, the Bank met all regulatory requirements for classification as a "well-capitalized" institution. A "well-capitalized" institution must have risk-based capital of 10% and core capital of 5%. The Bank's capital exceeded the minimum required amounts for classification as a "well-capitalized" institution. There are no conditions or events that have occurred that management believes have changed the Bank's classification as a "well-capitalized" institution.

The Bank maintains a liquidation account for the benefit of eligible savings account holders who maintained deposit accounts in the Bank after the Bank converted to a stock form of ownership. The Bank may not declare or pay a cash dividend on or repurchase any of its common shares if the effect thereof would cause the Bank's stockholders' equity to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for insured institutions.

## NOTE N – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are primarily commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they become receivable or payable. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial position. The contract or notional amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless noted otherwise, the Corporation requires collateral to support financial instruments with credit risk.

Financial instruments, the contract amounts of which represent credit risk, are as follows:

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| | (in thousands) | |
| Commitments to extend credit | $35,983 | $28,799 |
| Standby letters of credit | 1,548 | 2,338 |
| Loans sold with recourse | 163 | 175 |
| | $37,694 | $31,312 |

*Continued*

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2002 and 2001

### NOTE N – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK – Continued

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held generally includes residential and some commercial property.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Typically, the Bank issues letters of credit to other financial institutions and generally does not require collateral for standby letters of credit.

### NOTE O – COMMITMENTS AND CONTINGENCIES

The Bank had no commitments to sell mortgage loans to investors at December 31, 2002 and 2001.

The Bank leases branch facilities for periods ranging up to seven years. These leases are classified as operating leases and contain options to renew for additional periods. Rental expense was approximately $279,000, $316,000, and $343,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The minimum annual rental commitments of the Bank under all non-cancelable leases with terms of one year or more are as follows:

| Year ending December 31, | |
|---|---|
| 2003 | $190,001 |
| 2004 | 139,364 |
| 2005 | 78,285 |
| 2006 | 38,475 |
| 2007 | 38,475 |
| Thereafter | 38,475 |
| | $523,075 |

The Corporation has agreements with certain key executives that provide severance pay benefits if there is a change in control of the Corporation. The agreements will continue in effect until terminated or not renewed by the Corporation or key executives. Upon a change in control, the Corporation shall make a lump sum payment or continue to pay the key executives' salaries per the agreements, and reimburse the executive for certain benefits for one year. The maximum contingent liability under the agreements at December 31, 2002 was approximately $2,439,000.

From time to time, the Corporation and its subsidiaries are parties to routine litigation that arises in the normal course of business. In the opinion of management, the resolution of these lawsuits would not have a material adverse effect on the Corporation's consolidated financial position or results of operations.

### NOTE P – SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

The Bank is principally engaged in originating and investing in one-to-four family residential and commercial real estate loans in eastern Pennsylvania and New Jersey. The Bank offers both fixed and adjustable rates of interest on these loans that have amortization terms ranging to 30 years. The loans are generally originated or purchased on the basis of an 80% loan-to-value ratio, which has historically provided the Bank with more than adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that residential real estate values in the primary lending area will deteriorate, thereby potentially impairing collateral values in the primary lending area. However, management believes that residential and commercial real estate values are presently stable in its primary lending area and that loan loss allowances have been provided for in amounts commensurate with its current perception of the foregoing risks in the portfolio.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2002 and 2001

## NOTE Q – FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires all entities to disclose the estimated fair value of their assets and liabilities considered to be financial instruments. For the Bank, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined in SFAS No. 107. However, many such instruments lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. Also, it is the Corporation's general practice and intent to hold its financial instruments to maturity or available for sale and to not engage in trading or significant sales activities. Therefore, the Corporation and the Bank had to use significant estimations and present value calculations to prepare this disclosure.

Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

Fair values have been estimated using data which management considered the best available, as generally provided by estimation methodologies deemed suitable for the pertinent category of financial instrument. The estimation methodologies, resulting fair values and recorded carrying amounts are as follows:

Fair value of loans and deposits with floating interest rates is generally presumed to approximate the recorded carrying amounts.

Fair value of financial instruments actively traded in a secondary market has been estimated using quoted market prices.

| | December 31, | | | |
|---|---|---|---|---|
| | 2002 | | 2001 | |
| | Fair value | Carrying value | Fair value | Carrying value |
| | (in thousands) | | | |
| Cash and cash equivalents | $100,580 | $100,580 | $ 69,139 | $ 69,139 |
| Investment securities | 42,431 | 41,806 | 32,501 | 32,537 |
| Mortgage-backed securities | 172,589 | 169,835 | 194,498 | 193,130 |

The fair value of financial instruments with stated maturities has been estimated using the present value of cash flows, discounted at rates approximating current market rates for similar assets and liabilities.

| | December 31, | | | |
|---|---|---|---|---|
| | 2002 | | 2001 | |
| | Fair value | Carrying value | Fair value | Carrying value |
| | (in thousands) | | | |
| Assets | | | | |
| Interest-bearing deposits with banks | $ 220 | $ 220 | $ 194 | $ 194 |
| Liabilities | | | | |
| Deposits with stated maturities | 149,033 | 146,762 | 146,227 | 144,729 |
| Borrowings with stated maturities | | | | |
| Short-term (due within 6 months) | 15,125 | 15,000 | – | – |
| Long-term | 210,613 | 192,359 | 231,648 | 222,359 |

*Continued*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2002 and 2001

## NOTE Q – FAIR VALUE OF FINANCIAL INSTRUMENTS – Continued

The fair value of financial instrument liabilities with no stated maturities is generally presumed to approximate the carrying amount (the amount payable on demand).

| | December 31, | | | |
|---|---|---|---|---|
| | 2002 | | 2001 | |
| | Fair value | Carrying value | Fair value | Carrying value |
| | (in thousands) | | | |
| Deposits with no stated maturities | $295,796 | $295,796 | $277,323 | $277,323 |

The fair value of the net loan portfolio has been estimated using the present value of cash flows, discounted at the approximate current market rates adjusted for non-interest operating costs, and giving consideration to estimated prepayment risk and credit loss factors.

| | December 31, | | | |
|---|---|---|---|---|
| | 2002 | | 2001 | |
| | Fair value | Carrying value | Fair value | Carrying value |
| | (in thousands) | | | |
| Net loans | $382,796 | $370,092 | $386,302 | $377,635 |

The fair value of commitments to extend credit is estimated based on the amount of unamortized deferred loan commitment fees. The fair value of letters of credit is based on the amount of unearned fees plus the estimated cost to terminate the letters of credit. Fair values of unrecognized financial instruments including commitments to extend credit and the fair value of letters of credit are considered immaterial.

The Bank's remaining assets and liabilities are not considered financial instruments. No disclosure of the relationship value of the Bank's deposits is required by SFAS No. 107.

## NOTE R – SERVICE FEES, CHARGES AND OTHER OPERATING INCOME AND OTHER OPERATING EXPENSE

| | Year ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | (in thousands) | | |
| Service fees, charges and other operating income | | | |
| Loan servicing fees | $ 338 | $ 241 | $ 329 |
| Late charge income | 99 | 105 | 126 |
| Deposit service charges | 750 | 835 | 548 |
| Bank-owned life insurance value increase | 520 | 174 | – |
| Other income | 407 | 379 | 350 |
| | $2,114 | $1,734 | $1,353 |
| Other operating expense | | | |
| Insurance and surety bond | $ 146 | $ 128 | $ 120 |
| Office supplies | 192 | 249 | 202 |
| Loan expense | 272 | 359 | 342 |
| Loan servicing fees | 127 | 223 | 258 |
| Postage | 299 | 261 | 140 |
| Telephone | 262 | 286 | 242 |
| Service charges on bank accounts | 95 | 205 | 423 |
| Supervisory examination fees | 148 | 141 | 138 |
| Other expenses | 795 | 720 | 829 |
| | $2,336 | $2,572 | $2,694 |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2002 and 2001

## NOTE S – SHAREHOLDER RIGHTS PLAN

The Corporation adopted a Shareholder Rights Plan (the Rights Plan) to protect shareholders from attempts to acquire control of the Corporation at an inadequate price. Under the Rights Plan, the Corporation distributed a dividend of one Preferred Share Purchase Right (a Right) for each share of outstanding common stock. The rights are currently not exercisable and will expire on November 22, 2005, unless the expiration date is extended or unless the Corporation earlier redeems the Rights.

After the Rights become exercisable, under certain circumstances, the Rights (other than rights held by a 15% beneficial owner or an "acquiring person") will entitle the holders to purchase one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $45 or purchase either the Corporation's common shares or the common shares of the potential acquirer at a substantially reduced price.

The Corporation is entitled to redeem the Rights at $0.01 per Right prior to the acquisition by a person or group of beneficial ownership of 15% or more of the Corporation's common stock. Following the acquisition by a person or group of beneficial ownership of 15% or more of the Corporation's common stock and prior to an acquisition of 50% or more, the Board of Directors may exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of common stock (or one one-hundredth of a share of the new series of junior participating preferred stock) per Right.

The Rights Plan was not adopted in response to any specific effort to acquire control of the Corporation. The issuance of rights has no dilutive effect, did not affect the Corporation's reported earnings per share, and was not taxable to the Corporation or its shareholders.

## NOTE T – EARNINGS PER SHARE

The following tables illustrate the reconciliation of the numerators and denominators of the basic and diluted earnings per share computations (dollars in thousands, except per share data). The effect of dilutive securities and diluted earnings per share for the years ended December 31, 2001 and 2000 have been revised to more accurately account for the tax benefit associated with the exercise of non-qualified stock options. As originally reported, diluted earnings per share for the years ended December 31, 2001 and 2000 were $2.15 and $1.71, respectively.

| | Year ended December 31, 2002 | | |
|---|---|---|---|
| | Income (numerator) | Weighted average shares (denominator) | Per share amount |
| Basic earnings per share | | | |
| Income available to common stockholders | $5,092 | 2,473,044 | $2.06 |
| Effect of dilutive securities | | | |
| Stock options | – | 175,144 | (0.15) |
| Diluted earnings per share | | | |
| Income available to common stockholders plus | | | |
| *effect of dilutive securities* | $5,092 | 2,648,188 | $1.91 |

There were options to purchase 27,150 shares of common stock at a range of $25.35 to $28.00 per share which were outstanding during 2002 that were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

*Continued*

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2002 and 2001

### NOTE T – EARNINGS PER SHARE – Continued

| | Year ended December 31, 2001 | | |
|---|---|---|---|
| | Income (numerator) | Weighted average shares (denominator) | Per share amount |
| Basic earnings per share | | | |
| Income available to common stockholders | $5,733 | 2,466,149 | $2.32 |
| Effect of dilutive securities | | | |
| Stock options | – | 148,412 | (0.13) |
| Diluted earnings per share | | | |
| Income available to common stockholders plus effect of dilutive securities | $5,733 | 2,614,561 | $2.19 |

There were options to purchase 10,000 shares of common stock at a range of $20.88 to $28.00 per share which were outstanding during 2001 that were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

| | Year ended December 31, 2000 | | |
|---|---|---|---|
| | Income (numerator) | Weighted average shares (denominator) | Per share amount |
| Basic earnings per share | | | |
| Income available to common stockholders | $4,482 | 2,540,242 | $1.76 |
| Effect of dilutive securities | | | |
| Stock options | – | 58,895 | (0.04) |
| Diluted earnings per share | | | |
| Income available to common stockholders plus effect of dilutive securities | $4,482 | 2,599,137 | $1.72 |

There were options to purchase 207,929 shares of common stock at a range of $14.75 to $28.00 per share which were outstanding during 2000 that were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2002 and 2001

## NOTE U – SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATE (UNAUDITED)

| | Three months ended | | | |
|---|---|---|---|---|
| | Dec. 31, 2002 | Sept. 30, 2002 | June 30, 2002 | March 31, 2002 |
| | (in thousands, except per share data) | | | |
| Total interest income | $ 9,377 | $10,038 | $10,453 | $10,587 |
| Total interest expense | 5,390 | 5,625 | 5,778 | 5,867 |
| Net interest income | 3,987 | 4,413 | 4,675 | 4,720 |
| Provision for possible loan losses | 150 | 150 | 538 | 150 |
| Net interest income after provision | 3,837 | 4,263 | 4,137 | 4,570 |
| Other income | 1,316 | 982 | 466 | 540 |
| Other expenses | 3,255 | 3,433 | 3,306 | 3,420 |
| Income before income taxes | 1,898 | 1,812 | 1,297 | 1,690 |
| Income taxes | 460 | 438 | 302 | 405 |
| Net income | $ 1,438 | $ 1,374 | $ 995 | $ 1,285 |
| Earnings per share – basic | $ 0.58 | $ 0.55 | $ 0.40 | $ 0.52 |
| Earnings per share – assuming dilution | $ 0.54 | $ 0.52 | $ 0.37 | $ 0.49 |

| | Three months ended | | | |
|---|---|---|---|---|
| | Dec. 31, 2001 | Sept. 30, 2001 | June 30, 2001 | March 31, 2001 |
| | (in thousands, except per share data) | | | |
| Total interest income | $11,130 | $11,470 | $11,817 | $12,330 |
| Total interest expense | 6,431 | 6,653 | 6,733 | 7,091 |
| Net interest income | 4,699 | 4,817 | 5,084 | 5,239 |
| Provision for possible loan losses | 127 | 124 | 124 | 125 |
| Net interest income after provision | 4,572 | 4,693 | 4,960 | 5,114 |
| Other income | 1,489 | 474 | 809 | 400 |
| Other expenses | 3,784 | 3,627 | 3,486 | 3,811 |
| Income before income taxes | 2,277 | 1,540 | 2,283 | 1,703 |
| Income taxes | 641 | 389 | 595 | 445 |
| Net income | $ 1,636 | $ 1,151 | $ 1,688 | $ 1,258 |
| Earnings per share – basic | $ 0.66 | $ 0.47 | $ 0.69 | $ 0.51 |
| Earnings per share – assuming dilution | $ 0.62 | $ 0.44 | $ 0.65 | $ 0.49 |

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

### December 31, 2002 and 2001

### NOTE V – CONDENSED FINANCIAL INFORMATION – PARENT COMPANY ONLY

Condensed financial information for TF Financial Corporation (parent company only) follows:

#### BALANCE SHEET

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| | (in thousands) | |
| ASSETS | | |
| Cash | $ 5,683 | $ 2,458 |
| Certificates of deposit – other institutions | 220 | 194 |
| Investment securities available-for-sale | – | – |
| Investment in Third Federal | 53,311 | 52,551 |
| Investment in TF Investments | 2,282 | 2,261 |
| Investment in Teragon | 9 | 10 |
| Investment in Penns Trail Development | 1,045 | 275 |
| Other assets | 315 | 226 |
| Total assets | $62,865 | $57,975 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| Total liabilities | $ 25 | $ – |
| Stockholders' equity | 62,840 | 57,975 |
| Total liabilities and stockholders' equity | $62,865 | $57,975 |

#### STATEMENT OF EARNINGS

| | Year ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (in thousands) | |
| INCOME | | | |
| Equity in earnings of subsidiaries | $5,269 | $5,825 | $4,573 |
| Interest and dividend income | 110 | 108 | 140 |
| Other | – | 29 | – |
| Total income | 5,379 | 5,962 | 4,713 |
| EXPENSES | | | |
| Other | 287 | 229 | 231 |
| Total expenses | 287 | 229 | 231 |
| NET INCOME | $5,092 | $5,733 | $4,482 |

*Continued*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – Continued

December 31, 2002 and 2001

NOTE V – CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY – Continued

STATEMENT OF CASH FLOWS

| | Year ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| | | (in thousands) | |
| Cash flows from operating activities | | | |
| Net income | $5,092 | $5,733 | $4,482 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities | | | |
| Equity in earnings of subsidiaries | (5,269) | (5,825) | (4,573) |
| Gain on sale of investment securities | – | (7) | – |
| Net change in assets and liabilities | (64) | (97) | (56) |
| Net cash used in operating activities | (241) | (196) | (147) |
| Cash flows from investing activities | | | |
| Capital distribution from subsidiaries | 5,853 | 2,053 | 2,938 |
| Capital contribution to subsidiary | (750) | – | – |
| Sale of investment securities available for sale | – | 507 | – |
| Purchase and maturities of certificates of deposit in other financial institutions, net | (26) | (4) | (9) |
| Net cash provided by investing activities | 5,077 | 2,556 | 2,929 |
| Cash flows from financing activities | | | |
| Cash dividends paid to stockholders | (1,484) | (1,424) | (1,326) |
| Treasury stock acquired | (376) | (1,110) | (1,972) |
| Exercise of stock options | 249 | 278 | 483 |
| Net cash used in financing activities | (1,611) | (2,256) | (2,815) |
| NET INCREASE (DECREASE) IN CASH | 3,225 | 104 | (33) |
| Cash at beginning of year | 2,458 | 2,354 | 2,387 |
| Cash at end of year | $5,683 | $2,458 | $2,354 |
| Supplemental disclosure of cash flow information | | | |
| Cash paid during the year for income taxes | $ – | $ – | $ – |

## TF FINANCIAL CORPORATION

### Board of Directors

Robert N. Dusek
*Chairman of the Board*

John R. Stranford

Carl F. Gregory

Thomas J. Gola

George A. Olsen

### Executive Officers

John R. Stranford
*President and Chief Executive Officer*

Elizabeth Davidson Maier
*Senior Vice President and Corporate Secretary*

Dennis R. Stewart
*Senior Vice President and Chief Financial Officer*

## THIRD FEDERAL SAVINGS BANK

### Board of Directors

John R. Stranford
*Chairman of the Board*

Carl F. Gregory
*Chairman Emeritus*

Robert N. Dusek

Thomas J. Gola

George A. Olsen

Albert M. Tantala

William J. Happ, Jr.

Dennis L. McCartney

Kenneth A. Swanstrom

### Executive Officers

John R. Stranford
*President and Chief Executive Officer*

Elizabeth Davidson Maier
*Corporate Secretary*

Dennis R. Stewart
*Senior Vice President and Chief Financial Officer*

Floyd P. Haggar
*Senior Vice President and Chief Lending Officer*

Kent C. Lufkin
*Senior Vice President and Retail Banking Officer*

**Independent Auditors**
Grant Thornton LLP
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080

**Special Counsel**
Malizia Spidi & Fisch, P.C.
1100 New York Avenue, NW
Suite 340 West
Washington, DC 20005

**Transfer Agent and Registrar**
Computershare Investor Services
350 Indiana Street
Suite 800
Golden, CO 80401

## THIRD FEDERAL SAVINGS BANK LOCATIONS

Corporate Office
3 Penns Trail
Newtown, PA 18940-3433
215.579.4000

Operations
215.579.4600
www.thirdfedbank.com
email: service@thirdfedbank.com

## PENNSYLVANIA BRANCHES

### Bucks County

**Feasterville Office**
Buck Hotel Complex
Feasterville, PA 19053-2209
215.364.7096

**New Britain Office**
600 Town Center
New Britain, PA 18901-5199
215.345.5800

**Cross Keys Office**
834 North Easton Highway
Doylestown, PA 18901-1007
215.348.5566

**Newtown Office**
Route 332 and Campus Drive
Newtown, PA 18940-4018
215.968.4444

**Doylestown Office**
60 North Main Street
Doylestown, PA 18901-3730
215.348.9021

### Philadelphia County

**Frankford Office**
4625 Frankford Avenue
Philadelphia, PA 19124-5889
215.289.1400

**Fishtown Office**
York & Memphis Streets
Philadelphia, PA 19125-3029
215.423.2314

**Mayfair Office**
Roosevelt Blvd. at Unruh
Philadelphia, PA 19149-2494
215.332.7650

**Bridesburg Office**
Orthodox & Almond Streets
Philadelphia, PA 19137-1626
215.743.6673

**Woodhaven Office**
Knights Road Center
Knights & Woodhaven Roads
Philadelphia, PA 19154-2810
215.824.0151

**Northern Liberties Office**
905 North 2nd Street
Philadelphia, PA 19123-4226
215.922.0217

## NEW JERSEY BRANCHES

### Mercer County

**Ewing Office**
2075 Pennington Road
Ewing, NJ 08618-1003
609.883.7033

**Quakerbridge Road Office**
Village Square Plaza
Lawrenceville, NJ 08648-2674
609.689.1010

**Hamilton Square Office**
1850 Route 33
Hamilton Square, NJ 08690-1712
609.890.1333



TF FINANCIAL CORPORATION

3 Penns Trail Newtown, PA 18940-3433